DC

916322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04021411

March 25, 2004

Robert C. Azarow
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/25/2004

PROCESSED
APR 02 2004
THOMSON FINANCIAL

Re: Astoria Financial Corporation

Dear Mr. Azarow:

This is in regard to your letter dated March 24, 2004 concerning the shareholder proposal submitted by Kenneth J. Bowman for inclusion in Astoria's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Astoria therefore withdraws its January 28, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

We note that you have requested confidential treatment of an attachment to your letter under Section 200.81(b) of Title 17 of the Code of Federal Regulations. Please note that under Section 200.82 of Title 17 all materials submitted pursuant to rule 14a-8(d) (the predecessor of current rule 14a-8(j)) are publicly available. Accordingly, we can find no basis for granting your request for confidential treatment.

Sincerely,

Keir D. Gumbs
Special Counsel

cc: Kenneth J. Bowman
427 Park Avenue
Munsey Park, NY 11030

Thacher Proffitt

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
212.912.7400

Fax: 212.912.7751
www.tpwlaw.com

Direct Dial: 212.912.7815
razarow@tpwlaw.com

January 28, 2004

Via FedEx

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Astoria Financial Corporation
Commission File No. 0-22228
Omission of Shareholder Proposal - Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Astoria Financial Corporation, a Delaware corporation ("Astoria"). On December 4, 2003, Astoria received a letter from Kenneth J. Bowman, a former First Vice President of Astoria and holder of 200 shares of Astoria common stock having a value on such date of $7,390[1] (the "Proponent"), purportedly submitting a proposal for inclusion in Astoria's proxy materials for its 2004 annual meeting (the "Initial Submission"). By letter dated December 12, 2003, Astoria advised the Proponent that his submission failed to meet the requirements to be considered a valid shareholder proposal pursuant to Rules 14a-8(a), (b), (c) and (d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that he had 14 days from receipt of such letter to correct any deficiencies (the "Deficiency Letter"). The Proponent submitted a revised proposal by letter dated December 24, 2003 (the "Revised Proposal"), and he sent a final proposal that had been further revised to fix typographical errors by letter dated January 4, 2004 (the "Final Proposal").

The Final Proposal appears to generally recommend that Astoria's Board of Directors take action to appoint an independent third party to investigate alleged insider trading activities. As set forth in more detail below, because, among other things, the Final Proposal is merely the culmination of a lengthy campaign of harassment by a disgruntled former employee, Astoria proposes to exclude the Final Proposal from its 2004 proxy materials under

[1] Astoria's market capitalization as of January 27, 2004 was approximately $3.1 billion.

Rules 14a-8(i)(4), 14a-8(i)(3), 14a-8(i)(10), 14a-8(i)(7) and 14a-8(d). We hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on such provisions of Rule 14a-8, Astoria omits the Final Proposal from its 2004 proxy materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, Astoria files herewith six copies of the Initial Submission, Deficiency Letter, Revised Proposal and Final Proposal, marked as Exhibits A through D, respectively. Further enclosed pursuant to Rule 14a-8(j) are six copies of this letter, which, to the extent that the reasons for the omission of the Final Proposal discussed herein are based on matters of law, is our supporting opinion as Astoria's counsel. By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(j), of Astoria's intention to omit the Final Proposal from its 2004 proxy materials.

1. **The Final Proposal Relates to a Personal Grievance — Rule 14a-8(i)(4).**

Under Rule 14a-8(i)(4), a shareholder proposal may be omitted from a registrant's proxy statement if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large." The Proponent is a former employee of Astoria whose employment began in 1975 and ended in January 2000 pursuant to the terms of a Resignation Agreement, dated as of February 25, 2000 (the "Resignation Agreement"), which was provided to the Proponent for consideration on or about January 15, 2000 and was signed by the Proponent on February 18, 2000. Beginning on January 19, 2000 and continuing thereafter, the Proponent submitted to various officers of Astoria approximately 19 letters and 20 e-mail communications seeking financial and non-financial accommodations from Astoria, in its corporate capacity, and its officers, in addition to those agreed to in the Resignation Agreement. Copies of these letters and e-mail communications will be provided to the SEC upon request.

In general, the letters and e-mail communications seek, among other things, cash payments, the repurchase by Astoria of the Proponent's shares of Astoria common stock at prices significantly greater than the then-current market value for such shares, the extension of outstanding stock options held by the Proponent and detailed positive recommendation letters for possible future employment of the Proponent. In these letters, the Proponent also consistently requested to speak directly to Astoria's Chief Executive Officer regarding these matters, both in person and over the telephone. The letters and e-mails are, in many instances, quite lengthy (up to 20 single-spaced pages in some cases), include extensive misstatements, inaccuracies and falsehoods about the Proponent's employment at Astoria and exhibit a clear pattern of conduct that can only be characterized as obsessive behavior. The Proponent's letter dated March 10, 2003, which was addressed to Astoria's CEO, included the following post script:

> Believe me, I'm still your friend and have your best interest at heart but you've obviously underestimated my knowledge and my ability to be relentless, especially in terms of correcting a wrong.

Only nine days later, the Proponent began his campaign of letters to Astoria's executive officers and Board of Directors concerning the matters which are the subject of the Final Proposal.

In addition to the extensive correspondence, the Proponent placed many telephone calls to various officers and employees of Astoria, including the CEO, the General Counsel and various accounting officers. Although the Proponent spoke with Astoria's General Counsel on several occasions and was asked not to continue to contact Astoria's officers, he continually attempted to speak with the CEO, which attempts included calls to the CEO and other executive officers at their homes. The Proponent's attempts at direct contact also include his appearance at a retirement party for one of Astoria's employees at a local restaurant, which the CEO was expected to attend, after the Proponent had been specifically requested by Astoria not to attend.

Additionally, by e-mail dated May 9, 2003, the Proponent requested the opportunity to view Astoria's shareholder list in connection with Astoria's 2003 Annual Meeting of Shareholders. In accordance with Section 219 of the Delaware General Corporation Law, Astoria permitted the Proponent to review the shareholder list at Astoria's headquarters on May 13, 2003. After being provided significant time to examine the list, the Proponent was asked to leave the premises. The Proponent refused to do so, and Astoria had to call the local police to remove the Proponent from its offices. Despite being advised that he was no longer welcome on Astoria's property, the Proponent on several occasions appeared at Astoria's corporate headquarters.

As a result of the pattern of obsessive and highly emotional behavior evidenced in part by the foregoing, and the Proponent's May 15, 2003 voicemail message to Astoria's General Counsel, during which the Proponent stated "I have been unable to get your attention or [the CEO's] attention, so I'm going over [the CEO's] head to the Compensation Committee about my options that I was forced to forfeit and some other things that took place in terms of my wrongful termination . . . and it's my last resort before having to do something else," Astoria determined that the Proponent was a threat to the safety of its directors, executive officers, employees and shareholders. Therefore, by e-mail dated May 20, 2003, the Proponent was notified that he would be denied access to Astoria's 2003 Annual Meeting of Shareholders. Astoria did not hear from the Proponent from the time of the Annual Meeting on May 21, 2003 until receipt of the Initial Submission.

Against this backdrop, Astoria believes that the Final Proposal is another phase in the Proponent's overall campaign to pressure Astoria's Board of Directors and executive officers to renegotiate the Resignation Agreement, despite the Proponent's post hoc attempt in the Final Proposal to separate the issues surrounding his proposal and his personal grievance. The Final Proposal mentions that the Proponent has been trying "to meet with Astoria's Board of Directors and/or their Executive Officers regarding an unrelated issue that just also happens to involve a significant amount of [Astoria's common stock]." Astoria believes this is a reference to the substantial amount of largely out-of-the-money stock options held by the Proponent that expired following the termination of his employment with Astoria, and the Proponent's allegations that Astoria's refusal to extend the terms of such options resulted in a loss to him of more than $2 million.

The Staff has consistently permitted companies to exclude shareholder proposals where the proposal was being used as a tactic designed to redress a personal grievance or further a personal interest. *See Exchange Act Release No. 34-19135* (October 14, 1982). It is also well established that proposals of former employees, submitted because their employment had terminated on terms other than those that they were seeking, may be omitted pursuant to Rule 14a-8(i)(4). *See Merck & Co., Inc.* (January 22, 2003) (The Staff concluded that it would not recommend enforcement action if the company omitted a proposal to appoint a council approved by shareholders to review disputes and other issues regarding research and development positions, inventorship, scientific priorities and ethical conduct where the proponent had been discharged from the company and the proposal related to the redress of a personal grievance); *Pyramid Technology* (December 4, 1992) (proponent was a terminated employee who had engaged in a "campaign to harass" the company since his termination and had lodged his complaints with his immediate supervisors and members of the company's board of directors before attempting a shareholder proposal); *Sigma-Aldrich Corporation* (March 4, 1994) (the Staff concluded that it would not recommend enforcement action if the company omitted a proposal which recommended a limitation on the compensation of the Chief Executive Officer, where the proponent had been discharged from his employment with the company and the proposal was submitted as a personal grievance); *The Southern Company* (December 10, 1999) (the Staff concluded that it would not recommend enforcement action if the company omitted a proposal to form a shareholder committee to investigate complaints against management, where the proponent was a former employee seeking a forum for his numerous claims); *Phillips Petroleum Company* (March 4, 1999) (where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal to require shareholder approval prior to the alienation of assets, where it was presented by a former employee as a personal grievance).

Based upon the foregoing, Astoria believes that it may omit the Final Proposal from its proxy materials pursuant to Rule 14a-8(i)(4).

2. <u>The Final Proposal Violates the Proxy Rules — Rule 14a-8(i)(3)</u>.

Pursuant to Rule 14a-8(i)(3), a company may exclude a proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which states that "no solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading." Note (b) to Rule 14a-9 states that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation," may be considered misleading.

The Final Proposal requests that Astoria's Board of Directors take action to appoint an independent third party to investigate alleged insider trading based upon events that occurred prior to and following certain trades in Astoria's stock. The Proponent claims in the Final

Proposal to be "in possession of a surprising and stunning statement, made by one of Astoria Financial Corp's current Senior Officers which essentially confirms, that materially negative, non-public information was and/or probably was available to 'insiders', well before Astoria Financial Corp's September 10, 2002 Press Release, and maybe even as early as July 18, 2002, the date of the Investor/Analyst's Conference." The Final Proposal also states: "Let it also be known that Astoria Financial Corp's Board of Director's and/or Executive Officers have repeatedly refused to meet with me regarding the above requested proposal/questions/request."

The Proponent is making allegations of insider trading without any factual basis or evidence, and the Proponent's request is false and misleading to shareholders because, as described below, Astoria has already investigated the alleged insider trading. The statement that Astoria refused to meet with the Proponent regarding his proposal is misleading and confusing to shareholders because this is the first time the Proponent has submitted this proposal. Furthermore, this statement is now false because, as described further below, Astoria met with the Proponent on January 14, 2004 to discuss the allegations set forth in the Final Proposal.

The Final Proposal also "impugns character, integrity or personal reputation" and "makes charges concerning improper, illegal or immoral conduct" by alleging that a "small group" of directors and executive officers of Astoria engaged in insider trading and that the Proponent has been "threatened and essentially harassed" by Astoria's Board of Directors and its executive officers. The Staff has permitted a company to exclude from proxy materials a statement characterized by the company as a charge that "impugns the character, integrity and personal reputation" of the members of its board of directors. *See Masco Tech, Inc.* (April 3, 2000). Therefore, because the Proponent's allegation of improper conduct on the part of Astoria's directors and Astoria's management lacks factual foundation, because these allegations pervade the entirety of the Final Proposal and because the characters of the directors and executive officers have been impugned, the Final Proposal is misleading to shareholders.

In addition, all of the statements on the second page of the Final Proposal beginning with "Let it be known" and ending with "against my proposal" are ambiguous, confusing and vague and cite no specific support or foundation. Based upon such statements, it is unclear what recommendations, requirements or actions, if any, the Proponent is requesting. A shareholder proposal may be excluded based upon Rule 14a-8(i)(3) when it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Elec. Co.* (July 30, 1992). Furthermore, these statements have nothing to do with the actual proposal set forth on the first page of the Final Proposal.

Accordingly, for all of the foregoing reasons, Astoria believes the entire Final Proposal can properly be omitted from its 2004 proxy materials pursuant to Rule 14a-8(i)(3), which provides that a registrant may exclude a proposal from its proxy materials if the proposal or supporting statement is contrary to the Commission's proxy rules.

3. **The Final Proposal Has Been Substantially Implemented — Rule 14a-8(i)(10).**

Rule 14a-8(i)(10) permits omission of a proposal if the company "has already substantially implemented the proposal." As noted in *Exchange Act Release No. 34-20091* (August 16, 1983), only substantial implementation is necessary, and it is not necessary that a shareholder proposal be fully effected to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(10). The Staff has concurred in the omission of shareholder proposals substantially implemented after the receipt of the proposal. *See e.g., Pacific Enterprises* (January 12, 1998). In addition, the Staff has on several occasions excluded proposals based upon Rule 14a-8(i)(10) where a shareholder sought an investigation into company matters. *See e.g., Columbia/HCA Healthcare Corp.* (February 18, 1998) (proposal substantially implemented because company had in place a committee charged with investigating matters relating to ethics, compliance and corporate responsibility functions); *The Limited, Inc.* (March 15, 1996) (proposal substantially implemented because company had compliance program for foreign supplier standards); *Louisiana-Pacific Corp.* (March 18, 1994) (proposal to conduct internal investigation on potential environmental violations substantially implemented because company had established committee to investigate environmental law compliance).

The recommendation to the Board to appoint an independent third party to investigate the alleged insider trading is duplicative of the investigations already completed by Astoria. The Final Proposal refers to trading activity that occurred by some directors and officers during a window period that started on July 22, 2002 and ended on August 16, 2002 ("Window Period"). The Window Period occurred after Astoria's second quarter earnings press release was issued on July 18, 2002, which reaffirmed Astoria's 2002 earnings guidance, and before a press release Astoria issued on September 10, 2002 announcing that management had concluded that Astoria would not meet its earnings estimate for the third quarter and year end (collectively, the "Press Releases"). Astoria conducted an internal investigation of the trades in question in September 2002, compiled a timeline and concluded that there was no evidence of insider trading. In September 2002, the New York Stock Exchange ("NYSE") commenced an investigation and requested information regarding the circumstances surrounding the September 10, 2002 press release and the trades. Astoria responded in writing to a request for information from the NYSE, and the NYSE interviewed one of Astoria's directors and his broker. The NYSE did not pursue their investigation following such response and interviews.

At a meeting held on January 7, 2004, Astoria's Executive Committee analyzed the Final Proposal and determined that a member of Astoria's Audit Committee should organize a meeting with the Proponent with the assistance of Astoria's General Counsel. As a result, a meeting was held on January 14, 2004 at which the following people were present: the Proponent; Thomas J. Donahue, Chairman of Astoria's Audit Committee and Ralph F. Palleschi, a member of Astoria's Audit Committee and Astoria's lead non-management director and Chairman of the Nominating/Corporate Governance Committee, both of whom are independent of management; Alan P. Eggleston, Executive Vice President, Secretary and General Counsel of Astoria; Frank E. Fusco, Senior Vice President and Treasurer of Astoria; and Jonathan D. Forstot of Thacher Proffitt & Wood LLP, as an attorney on behalf of Astoria's Board of Directors. At the meeting, the Proponent was given the opportunity to discuss the concerns that caused him to submit the Final Proposal. Mr. Eggleston presented a summary of the events preceding and following the trades that occurred during the Window Period, including Astoria's internal investigation and conclusion that there was no violation of Astoria's insider trading policies or the federal securities laws, and the NYSE's inquiry, which was not pursued by the NYSE. In addition, the circumstances surrounding the Press Releases, as well as the timing of the trades vis-à-vis the Press Releases, were discussed. The Proponent was given an opportunity to ask questions or present any pertinent information. At times the Proponent became very agitated, pounding the table with his fists, and was told several times that he needed to calm down. At the conclusion of the meeting, the Proponent noted that he was unsure as to whether he would pursue his request to have the Final Proposal included in Astoria's 2004 proxy materials and stated "I love Astoria, I love [Astoria's officers], even though you guys have screwed me."

Messrs. Donahue and Palleschi (i) reviewed all of the facts and circumstances, including the discussions at the meeting with the Proponent, (ii) had Astoria's internal auditors verify certain information presented at the meeting, (iii) independently discussed the Proponent's allegations with non-executive officers alleged by the Proponent to have relevant information and (iv) concluded that they would recommend to Astoria's Board of Directors that a third party investigator does not need to be hired and that no further review into this matter is necessary. They so reported to the full Board of Directors on January 21, 2004, and the Board reached the same conclusion consistent with Audit Committee members' recommendation.

Based on the foregoing, it is Astoria's position that the Proponent's recommendation has been substantially implemented and is therefore moot. As outlined above, Astoria conducted an internal investigation, the NYSE inquired into the trades and did not pursue an investigation, a second investigation was conducted by two members of the Audit Committee and a meeting was held with the Proponent, the two appointed members of the Audit Committee concluded there was no evidence of insider trading activity and this conclusion was reviewed and agreed with by the Board. In the event Astoria must include the Final Proposal in its 2004 proxy materials, and the shareholders approve the Final Proposal, the end result would be to repeat the steps already taken by the Board as described above. Accordingly, Astoria believes that the Final Proposal may be properly omitted pursuant to Rule 14a-8(i)(10).

4. The Final Proposal Relates to Ordinary Business Operations — Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits companies to exclude shareholder proposals dealing "with a matter relating to the company's ordinary business operations." The Commission favors such a principle because "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and because it is inefficient for shareholders to "micro-manage" complex issues about which they, as a group, would be unable to make informed judgments. *See Exchange Act Release No. 40018* (May 21, 1998). Proposals that address "sufficiently significant social policy issues," such as significant discrimination matters, are not excludable because they transcend matters of daily business. *See id.* The Commission directs that in this context, the term "ordinary" refers to core business matters, and should not be given its plain-language meaning. *See id.*

The Staff has adhered to a no-action position with respect to a proposal which sought to delegate to a shareholder committee the responsibility of investigating allegations of illegal activity within an insurance company. *See Allstate Corp.* (February 16, 1999) (proposal related to appointing an independent shareholder committee, the hiring of experts to investigate illegal activity on the part of the company and the preparation of a report to the shareholders on any illegal activity, all of which were tasks that the company argued were related to ordinary business operations and already being performed by the company's audit committee and by management). In addition, the Staff has concluded that a proposal requesting that the board of directors of a bank holding company appoint an independent shareholder committee to investigate possible corporate misconduct related to the general conduct of a legal compliance program and, therefore, the bank holding company had some basis to exclude the proposal under Rule 14a-8(i)(7). *See Hudson United Bancorp* (January 24, 2003). In *Hudson United Bancorp*, the proponent raised questions in a letter addressed to the bank holding company's board of directors relating to insider trading at the time of the bank holding company's acquisition of a bank. Upon receipt of such letter, the board of directors ordered an investigation into the proponent's allegations, which investigation concluded in a finding that no improper trading had occurred. Although the proponent was informed of the investigation and the results, he submitted a shareholder proposal requesting that the board of directors appoint an independent shareholders committee to investigate the possible corporate misconduct, which was rejected based upon insufficient stock holdings under Rule 14a-8(b), and he then submitted a similar proposal the following year after he acquired a sufficient number of shares. The Staff concluded that it would not recommend enforcement action if the bank holding company omitted the proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

It is management's responsibility to enforce Astoria's insider trading policy and to investigate suspicious activities. Such an investigation is an "ordinary" business matter within a board's powers. Furthermore, a proposal which allows shareholders to vote to recommend that the board of directors take action to appoint a qualified and independent third person to investigate a matter which the board of directors has already fully investigated and put to rest illustrates the problems with allowing shareholders to micro-manage. The request for an investigation, which follows complete investigations by Astoria, is not a "sufficiently significant social policy issue" requiring Astoria to include the Final Proposal in its proxy materials. For the foregoing reasons, Astoria believes that it may omit the Final Proposal from its proxy materials under Rule 14a-8(i)(7).

5. <u>The Final Proposal Exceeds the 500-Word Limit — Rule 14a-8(d).</u>

Rule 14a-8(d) provides that a "proposal, including any accompanying supporting statement, may not exceed 500 words." Although the Initial Submission did not exceed 500 words, by Astoria's count the Final Proposal now exceeds the 500-word limit by more than 200 words. Even the Proponent acknowledges that he did not comply with the 500-word limit in his letter dated December 24, 2003, despite notice from Astoria in its Deficiency Letter that Rule 14a-8 specifies how long a proposal may be. The Staff has confirmed that a proposal may be excluded based on its failure to comply with the 500-word limit. *See* Section C.2 of *Staff Legal Bulletin No. 14 (CF)* (July 13, 2001); *see also Honeywell International, Inc.* (April 16, 2002) (the Staff based its no-action response on the fact that the proposal exceeded the word limit requirement of 14a-8(d) and Proponent by his own admission has blatantly failed to remedy that defect within 14 days of receipt of notice as required under 14a-8(f)). Accordingly, Astoria believes that it may exclude the Final Proposal from its 2004 proxy materials under Rule 14a-8(d).

6. Subsequent Correspondence from Proponent.

In the course of preparing this letter, Astoria received a second revised proposal from the Proponent, dated January 23, 2004, six copies of which are filed herewith and marked as Exhibit E. Astoria does not believe Exhibit E is a valid revised proposal; however, even if it was, Astoria believes that it may be properly omitted from its 2004 proxy materials for all of the reasons set forth above in connection with the Final Proposal.

7. Action Requested.

Astoria believes that the Final Proposal may properly be omitted from its 2004 proxy materials pursuant to Rules 14a-8(i)(4), 14a-8(i)(3), 14a-8(i)(10), 14a-8(i)(7) and 14a-8(d) for the reasons set forth above. We hereby request confirmation that the Staff will not recommend enforcement action if Astoria so omits the Final Proposal in reliance on such provisions. If the Staff disagrees with Astoria's conclusion that the Final Proposal may be so omitted from its 2004 proxy materials, we request the opportunity to confer with the Staff prior to the issuance of its position. In addition, we would be pleased to provide the SEC with such further information regarding the matters that are the subject of the Final Proposal as the Staff may request.

***

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (212) 912-7815 or Stephanie G. Munroe at (212) 912-7833.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Robert C. Azarow

Enclosures

cc: Alan P. Eggleston, Esq.
Astoria Financial Corporation
Mr. Kenneth J. Bowman

EXHIBIT A

EXHIBIT A

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

December 2, 2003

Mr. Alan Eggleston
Secretary, Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

Re: Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Common Shares of Astoria Financial Corp Stock

Re: Shareholder Proposals
To be considered for inclusion in AFC's proxy statement and form of proxy relating to the annual meeting of shareholders to be held in 2004, a shareholder proposal, including a recommendation of a director nominee, must be received by the Secretary of AFC at the address set forth on the first page of this Proxy Statement not later than December 9, 2003. Any shareholder proposal will be subject to Rule §240.14a-8 promulgated by the SEC under the Exchange Act.

Dear Mr. Eggleston:

:ase be advised, that this letter serves as my formal request to be included in Astoria Financial Corporation's (AFC's) proxy statement and form of proxy relating to the annual meeting of shareholders to be held in 2004 so that I may bring official business before the Board at the 2004 Annual Meeting to get the answers to the questions I tried to ask at your shareholders meeting held last spring, on May 21, 2003, but was suddenly and unexplainably prevented by you, and Astoria Financial Corporation's Board of Directors, from attending.

Please note that I will consider any further attempt by you to block me from getting answers to these very relevant and important questions as obstructive, and any threat of legal action on your part against me as further harassment. If you are unable to furnish me with detailed answers to each of my aforementioned questions (previously submitted), or deny this request, or if you again attempt to harass me in any way at all, I will have to ask the Securities and Exchange Commission about the regulatory steps a shareholder, as myself, should take going forward regarding this very serious issue.

Please contact me with regard to the status of this request, immediately.

Sincerely,

Kenneth J. Bowman
` Corp Shareholder

CC: George L. Engelke, Chairman, President and CEO

(Note Attachment – see page 2)

ADDITIONAL NOTE / DISCLAIMER
NOT FOR INCLUSION

The request, statements, questions, and proxy statement proposal posed in this mailing, and in previous letters to Astoria Financial Corp's Board and Executive Committee, including those that relate to Astoria's HMDA statistics, and particularly those about the inside information, which may or may not have been available to said Board and Executive Committee Members, at the time of their late July and early August 2002 sales / trades of Astoria Financial stock / options, are relevant, valid, and extremely appropriate. This is especially true in terms of the Board's obligations to AF Corp's shareholders, and also with regard to a shareholder's right to hold the Board, and the Executive Committee, accountable for their actions. In that regard, I fully expect that Astoria's "chair", will be able to answer each and every one of these questions – satisfactorily and in detail. However, should any requests, statements or questions (past or present) be deemed inappropriate, I would expect Astoria Financials' Corporate Secretary to notify me with a thorough and detailed explanation, immediately.

Kenneth J Bowman
AF Corp Shareholder

CC: George L. Engelke, Chairman, President and CEO

EXHIBIT B

EXHIBIT B

ASTORIA FINANCIAL CORPORATION

One Astoria Federal Plaza
Lake Success, NY 11042-1085
(516) 327-3000

December 12, 2003

Sent via Overnight Courier and
Registered Mail Return Receipt Requested

Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030

Re: Shareholder proposal

Dear Mr. Bowman:

On December 4, 2003, we received your correspondence purportedly submitting a proposal for inclusion in Astoria Financial Corporation's proxy and proxy statement relative to our 2004 annual meeting of shareholders. Securities and Exchange Commission ("SEC") Rules 14a-8(a), (b), (c) and (d) under the Securities Exchange Act of 1934 specify what a shareholder proposal is, who is eligible to submit a proposal and how that party can demonstrate their eligibility, how many proposals may be submitted and how long a proposal may be. We believe your submission fails to meet the requirements to be considered a valid shareholder proposal and that you have failed to demonstrate your eligibility to submit a proposal to Astoria..

We do not believe your submission constitutes a valid shareholder proposal under Rule 14a-8(a), which states that a shareholder proposal "is your recommendation that the Company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders." Your submission appears to be directed at asking questions at the informational portion of the annual meeting, not requesting consideration by our shareholders of your recommendation or requirement. Your correspondence indicates, in fact, that the business you wish to have considered be placed before the Board of Directors at the annual meeting. The Board of Directors does not take up items at the annual meeting of shareholders, but rather does so at regular or specially convened board of directors meetings. If you wish to submit your issue to the shareholders, your request should be reformulated in the form of a valid proposal as required by SEC Rule 240.14a-8(a).

You have also not properly demonstrated your eligibility to submit a proposal for inclusion in Astoria Financial Corporation's proxy and proxy statement relative to our 2004 annual meeting of shareholders. SEC Rule 14a-8(b)(1) provides that you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. SEC Rule 14a-8(b)(2) further specifies the manner in which you may demonstrate your compliance with these requirements. Please be aware that you are not a registered shareholder according to our records. Accordingly, you must demonstrate your eligibility to submit a proposal to us in one of the two ways specified in SEC Rule 14a-8(b)(2).

Please be advised that any submission you make must also meet the requirements of SEC Rule 14a-8(c) and (d).

Pursuant to 17 SEC Rule 14a-8(f)(1) you have 14 days from the date of your receipt of this correspondence to correct any deficiencies in your submission. Astoria Financial Corporation reserve the right to review any revised submission or additional documentation you wish to submit and, if in our opinion you continue to fail to meet the requirements for submission of a valid shareholder proposal or if your proposal is otherwise excludable pursuant to SEC rule, to seek the exclusion of your proposal.

Very truly yours,

Alan P. Eggleston
Executive Vice President, Secretary and General Counsel

EXHIBIT C

EXHIBIT C

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

December 24, 2003

Mr. Alan Eggleston
Secretary, Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

Re: Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Shares of Astoria Financial Corp Common Stock

Dear Mr. Eggleston:

Please be advised that I received your certified letter dated December 12, 2003, on Monday, December 15, 2003 and that I have attached the documentation you requested to properly demonstrate that: 1) I am eligible to submit a shareholder proposal, 2) that I am indeed the beneficial owner of the above referenced AF Corp shares, 3) that I have been the beneficial owner of said shares, continuously, for (at least) the past year, 4) that said shares have continuously held a market value of at least $2000 and, 5) that I intend to continue ownership of said shares through the date of AF Astoria Corp's 2004 annual or special meeting.

Your letter indicates that you do not believe my original submission constitutes a valid shareholder proposal under SEC Rule 14a-8(a). As a result, I went on-line to the SEC's website, and read the specifications / procedures / requirements of the Rule which you referred me to. In that regard, I am prepared to correct the "so-called" deficiencies in my original proposal and to re-submit a revised version for your review. In fact, I have done so below (attached) and, in doing so, I have tried to reformulate my submission in the form you indicated was required by SEC Rule 240.14a-8(a).

However, you must know that your latest letter, dated December 12, 2003, is a bit confusing. Specifically, since your letter also indicates that my submission appears to be directed at asking questions at the "informational portion" of the annual meeting, you make it sound like I need not make a proposal at all. In fact, you say that my questions and / or the business I wish to have considered and placed before the Board of Directors at the annual meeting is not an item the Board would take up at the annual meeting of shareholders but rather, is something they would do (take up) at a "regular" or "specially convened" board of directors meeting. This appears to be in direct contrast to your prior statements and actions earlier this year - hence my confusion. I'm not sure now if you're saying that: 1) I can now ask my questions during the informational portion of the annual meeting, without a proxy request or, 2) the Board can now take up / answer my questions at one of their regularly scheduled, or specially convened, meetings.

As I am sure you recall, I had requested, on several separate occasions, that the Board meet with me to answer these questions directly, or at one of their regular meetings, well before the 2003 annual meeting, last May Nevertheless, you never took me up on that. In fact, you told me that you were prohibited from doing so - something I told you back then that I was a bit confused about but am even more confused about now, especially given the conflicting and / or confusing things you wrote in your letter. Specifically, I was never told by you in the past that any of the very valid and appropriate shareholder questions I had posed could be handled / answered a either, one of your regularly scheduled meetings or, or at one that was specially convened. In fact, all of you letters / communications with me led me to believe that you would / could only answer these questions in public, and / or in the presence of other shareholders, at the annual meeting.

As you know, I was prepared to do so, and I was even invited by you, in writing, to attend. Nevertheless, just one day prior to the May 2003 annual meeting, I received what I can only describe as an unexplainable letter from you which, not only barred me from attending the annual meeting, but which also threatened police action against me if I attempted to attend - or was even seen anywhere near the meeting place in New Hyde Park.

Said letter was delivered to me in triplicate, and because its content and tone was unexplainably threatening in nature, my family and I were not only frightened, but also dismayed. The whole event was bizarre and it was quite obviously only intended to prevent me, in any way possible, from asking very appropriate shareholder questions in a public forum. Under the circumstances, your actions were quite curious, to say the least – it was indeed a bullying tactic on your part - and totally uncalled for.

In fact, the actions you evidently took to inform the Nassau County Police Department that I was a "physical threat" to you, or anyone else that morning was 1) without probable cause and, 2) utter non-sense. Nevertheless, you informed me that you had instructed the police to keep me away from the meeting place. It was a prime example of corporate abuse and harassment, and it followed a similar incident, just weeks before, when you again called the Lake Success police to have me removed from your corporate office – even though you had invited me to be there and I had been a perfect gentleman while I sat there and conducted official shareholder business. As a result, of these two bizarre incidences, my character and reputation, and that of my entire family, has forever been damaged and defamed. After all, I have never had a physical confrontation with anyone in my entire life. In addition, during my entire life, I've never even threatened anyone with physical harm; I had certainly never been subjected to any kind of police action for anything in my life either – at least not for anything more than a simple traffic ticket. Hence, I was not then, nor am I now, a physical threat to anyone – yet you intentionally misled the police about me, and my character, and in the process, you intentionally tainted my reputation, on two separate occasions.

And so here we are, 6 months later, and my valid shareholder questions remain unanswered. Forgive me for being a bit skeptical about your intentions here but after all the harassment and bullying I was put through by you and Astoria last spring, I believe my skepticism is more than a bit warranted and justifiable. After all, it does appear, again, that your latest letter is just another veiled attempt to avoid having to answer my questions and to block me from your next annual meeting, and that I am again being set-up for another Astoria attack on my character and reputation – if not, worse.

I must tell you that your reactions, actions, and behavior thus far have made me feel like you have labeled me as some kind of a threat – as though I have stumbled into "corporate whistleblower" territory. Certainly, this entire ordeal has caused me to experience the heavy hand and wrath of Corporate America, and all of the pressure and threats that are ordinarily aimed at any person who finds himself in that lonely ("whistleblower") position. At this point, I'm not sure what to think – especially since you have continually and repeatedly dodged me at every turn.

Believe me, this is not something I would ordinarily get involved with, but your treatment of me concerning a completely separate rift – which you have been stonewalling me on now for years - prompted me to take a look at how you acted / behaved in some of your other dealings. In doing so, I was quite surprised when I took a look at your HMDA statistics, and I was sincerely baffled (stunned) when I stumbled onto the curious timing of these huge insider trades. I had hoped that both these findings would be explainable but given my memory concerning the racial make-up of your Board and roster of Officers, and my added background and intimate knowledge of your very sophisticated forecasting tools (not to mention some very curious statements made to me by one of your own senior officers), these things just didn't look right. Hence, my questions; Even though I would rather not be in this position, I felt then, as I do now, that I had a moral obligation to my fellow shareholders – and the black community – to get an explanation.

Even though you have tried to commingle and / or insinuate, that the reasoning behind my questions was / is only rooted / and or based on our other unfortunate rift / dispute, one has nothing at all to do with the other. However, one did just lead, quite naturally and innocently, to the other. That doesn't mean they are dependant upon each other, and it never did. No, these questions stand alone, and are completely appropriate and valid. Nevertheless, your treatment of me, and dealings with me on a personal level, in terms of our other unfortunate rift / dispute, had been so unprofessional and unexplainable, that I was just naturally curious about how Astoria / you behaved / performed in some of your other business dealings. Given my long association with you and Astoria, I never expected to find anything unusual but to my absolute surprise (and dismay) – there it was! It's not something I wanted to find or ever expected to find - but there it is - it's not as though I've made this stuff up; your HMDA statistics are, indeed, extremely lopsided, and the timing of these very significant insider trades does, in fact, deserve a bit of explaining and / or scrutiny.

As you know, I had tried repeatedly to get you to answer these questions and / or to meet with me to discuss them; I had thought and hoped you would, and that all of these things could easily be "explained away". However, to my complete confusion, other than some blanket / generic statements I was given in your letters, you repeatedly and steadfastly refused to meet with me or write to me to explain anything; and in doing so, you became increasingly and unusually defensive – again, to the point of even harassing me: Instead of giving me answers, you threatened me with a lawsuit and impugned my character and reputation by reporting me to the police. I was indeed under Astoria's attack, and I'm afraid that I still am.

Nevertheless, even though your behavior, actions, and reactions have been more than a bit curious – and personally harmful to me, and my family - I am still hoping for the best, in terms of your eventual answers. Certainly, my HMDA questions are important, and my analysis and questions regarding the timing of these insider trades are valid and appropriate – especially when you factor in:

1) The non-public but materially negative information that may have been available at the time of said trades – at least according to the unguarded and seemingly sincere words of one of your own senior officers.
2) The timing of certain public and very optimistic reaffirmations about the positive prospect of future earnings / expenses that were emphatically made by senior management just prior to said trades.
3) The timing and / or the accuracy of certain accounting entries that were made during the quarter of said trades.
4) The timing of senior management's surprising statement to publicly announce that earnings would be significantly less than what they had just recently had so emphatically reaffirmed.
5) The sudden decision to reclassify certain expense items that were made, was also more than a bit curious.

Nevertheless, as I said above, I'm still hoping for the best, in terms of your eventual answers. Please let me know if you can "take these questions up" with me at your next regularly scheduled (or specially convened) board meeting – as you indicated in your letter is, now somehow, an option. Otherwise, my request to attend the next annual meeting in 2004 will probably have to stand. If that is to be the case, I request that you review my reformulated proposal and immediately thereafter, inform me as to its "acceptability" and / or about any possible "deficiencies", "errors", "violations", etc. Unfortunately, and as I mentioned above, I am quite skeptical about your true intentions here and as a result, I may want to protect myself by calling either William Donaldson or Stephen Cutler to ask them about all of this first - before making my solicitation / proposal final. After all, you've already threatened to sue me, and you seem perfectly willing to harass and defame my good character so, I have to think about myself, and the well being of my family, first. As I said, I think you may have labeled me a "whistleblower", and after all that you've done to me so far, I'm not sure anymore what you may be capable of.

Please let me know as soon as possible if we are "now somehow" permitted to meet and discuss this, or if it "will", in fact, require the attached formal solicitation / proposal.

Also, please note that this first draft of the re-formulated proposal exceeds the 500-word rule. However, I am not sure how the SEC defines and counts each word. I am also not sure if making a proposal that is over 700 words, and not the usual 500, is grounds for exclusion. Perhaps you have some degree of discretion – especially in the interest of disclosing "all" the facts. I certainly have nothing to hide - I just want to get the answers or an explanation about the non-public materially negative information that may have been available at the time of these sales. As a result, I want to be sure that all AF Corp Shareholders are made aware of all the facts, before casting their vote.

Sincerely,

Kenneth J. Bowman

(Attachments)

CC: George L Engelke, Jr., Chairman, President and CEO

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

December 24, 2003

Mr. Alan Eggleston
Secretary, Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

Re: Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Shares of Astoria Financial Corp Common Stock

REQUIRED STATEMENT & PROOF OF ELIGIBILITY TO SUBMIT A SHAREHOLDER PROPOSAL

1) Please see attached letter from Merrill Lynch, dated December 19, 2003, which states that I, Kenneth J Bowman, am the beneficial owner of 200 shares of Astoria Financial Corp Common Stock, and that I have held said shares (on deposit at Merrill Lynch – the "record" holder) continuously, and for at least 1 year, since November 28, 2000.

2) The market value of said shares of Astoria Financial Corp's Common Stock has continuously held a value of at least $2,000, for at least 1 year.

3) I, Kenneth J Bowman, fully intend to continue to hold said shares of Astoria Financial Corp Common Stock, at least through the date of the 2004 annual meeting of Astoria's shareholders, or any other special meeting.

Kenneth J Bowman

(Attachments)

CC: George L. Engelke, Jr., Chairman, CEO and President

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

<u>CONFIDENTIAL</u>

December 24, 2003

Mr. Alan Eggleston
Secretary, Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

Re: Reformulated Shareholder Proposal – Re-Submitted For Astoria's Consideration
Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Shares of Astoria Financial Corp Common Stock

<u>Shareholder Request For Proposal To Be Included In Astoria Financial Corp's Proxy Statement and Form of Proxy Relating To The Annual Meeting Of Shareholders To Be Held In 2004</u>

I, Kenneth J Bowman, now the beneficial owner of 200 shares of Astoria Financial Corp Common Stock but formerly a beneficial owner of well over 100,000 shares and / or options of Astoria Financial Corp Common Stock, hereby request that I be permitted to attend Astoria Financial Corp's 2004 Annual Meeting to present a recommendation that Astoria Financial Corp's Board of Directors take action to appoint a qualified and independent person, firm, and / or government agency to determine if certain Astoria Financial Corp Directors and Executive Officers were in possession of material non-public information at the time a small group of said Directors and Executive Officers sold a very large number (approximately 400,000 shares) and a very large amount (approximately $13 million) of their own Astoria Financial Corp Common Stock / Shares, in and / or during late July and early August of 2002, which was:

1) <u>Just a short period after</u> Astoria's Executive Officers had hosted a July 18, 2002 Investor / Analyst Conference in which / during which they had made extremely optimistic statements, and had answered very detailed questions, about Astoria Financial Corp's 2002 earnings; and in which / during which certain Astoria Financial Corp Executive Officers strongly and emphatically reaffirmed and / or reassured said Analysts (and listeners) about their very positive outlook regarding Astoria Financial Corp's anticipated 2002 earnings; and in which / during which said Executive Officers enthusiastically endorsed and / or reaffirmed the then "street" / "consensus" estimates regarding Astoria Financial Corp's Anticipated 2002 Quarterly and Annual Earnings; and in which / during which said Executive Officers also strongly declared their certainty regarding the accuracy and dependability of certain projections and / or statements made about the level and / or amount of certain, very material, 2002 Quarterly and Annual Expense items and / or entries and,
2) <u>Just a short period before</u> a very significant drop in Astoria Financial Corp's share price, which was thought to be the result of a surprising and very unexpected Astoria Financial Corp Press Release, on September 10, 2002, in which Astoria Financial Corp suddenly and totally unexpectedly announced a very negative reduction and / or a significant downward adjustment to Astoria Financial Corp's earlier Quarterly and Annual Anticipated Earnings, which certain Executive Officers of Astoria Financial Corp had just recently, and so strongly, emphatically, and enthusiastically reaffirmed and / or endorsed, and after the July 18, 2002 Investor / Analyst Conference.

Let it be known, that I, Kenneth J Bowman, have been threatened and essentially harassed by Astoria Financial Corp's Board of Directors and its Executive Officers for reasons related to questions I've posed to them regarding the topic of the above proposal, and that I now believe I am being treated as though I am a "whistleblower". Let it also be known that I am in possession of a surprising and stunning statement, made by one of Astoria Financial Corp's current Senior Officers which essentially confirms, that materially negative, non-public information was and / or probably was available to "insiders", well before Astoria Financial Corp's September 10, 2003 Press Release, and maybe even as early as July 18, 2002, the date of the Investor / Analyst's Conference. In that regard, let it also be known that I was prevented, last May, from asking questions relating to the above proposal, because Astoria Financial Corp's Board Members and Executive Officers, suddenly and unexpectedly, barred me from attending Astoria Financial Corp's 2003 Annual Meeting. Let it also be known that until February 2000, I was a very successful, long-time, senior executive of Astoria Financial Corp. Let it also be known that although I left Astoria Financial Corp on good terms in February 2000, I have been trying ever since, but unsuccessfully, to meet with Astoria's Board of Director's and / or their Executive Officers regarding an unrelated issue, which just also happens to involve a significant amount of Astoria Financial Corp stock. Note that it was, indeed, this unresolved and unrelated issue, which also, and quite naturally and innocently, led me to look into Astoria's dealings / behavior in other areas, and given the seriousness of my findings, to question Astoria's Board and Executive Officers about the curious timing of the sale of such a large number and amount of their own Astoria Financial Corp shares. Let it also be known that Astoria Financial Corp's Board of Director's and / or Executive Officers have repeatedly refused to meet with me regarding the above requested proposal / questions / request, and that they have also informed me, that they reserve the right to apply to the SEC to seek and / or argue for the exclusion of the above proposal / questions / request, from their 2004 proxy statement and form. Finally, let it also be known that if Astoria Financial Corp exercises its right to seek exclusion of this proposal from the 2004 proxy statement and form, but is not successful in convincing the SEC that they can exclude it, I fully expect that Astoria Financial Corp's Board of Directors and Executive Officers will exercise their right to include their own comment to the proxy statement about why they believe, and recommend, that Astoria's shareholders should vote against my proposal.

Respectfully Submitted,

Kenneth J Bowman
AF Corp Shareholder

EXHIBIT D

EXHIBIT D

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

January 4, 2004

Mr. Alan Eggleston
Secretary, Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

Re: Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Shares of Astoria Financial Corp Common Stock

Dear Mr. Eggleston:

Please be advised that upon reviewing / re-reading my December 24, 2003 reformulated shareholder proxy proposal, I stumbled across two typos which I have now corrected and am re-submitting to you today – revised and enclosed. I have shaded and underlined said typo corrections for your convenience. Note also, that I am perfectly willing and prepared to revise my proxy proposal further, should you advise me: 1) that a proxy proposal is indeed necessary and, 2) that I must further revise my proposal to conform to the 500-word rule / restriction.

Finally, please be advised that on December 29, 2003, I called and spoke, anonymously and at length (without mentioning or giving the SEC any hint about Astoria's name, identity, and / or industry), with Stephen Cutler's Senior Counsel / Enforcement Agent, at the SEC in Washington, to seek advice about proceeding with my proposal, and to also explain the problems I've encountered with you thus far. Our discussion included the following:

1) The curious nature of the information I had stumbled across, in terms of the possible insider trading issue.
2) How one of your senior officers essentially informed me and / or had essentially confirmed that materially negative non-public information probably was / was available to insiders before, during, and after the subject trades / sales.
3) How you had reacted, acted, threatened, and bullied me as a result of my very valid shareholder questions regarding the curious timing of said insider trades / sales.
4) How you had resorted to unexplainable and extremely unusual actions to prevent me from attending your 2003 Annual Meeting to ask said valid shareholder questions.
5) How you had accused me of being a "physical threat" to you and / or anyone else in attendance at the 2003 Annual Meeting, even though I had never physically threatened you, or anyone else, in my entire life.
6) How you took the bizarre, drastic, and seemingly unexplainable step of reporting me to the police and in doing so, had falsely informed them (the police) that I was a "physical threat" to you, and to instruct / ask them (the police) to prevent me from attending and / or being anywhere near the site of the 2003 Annual Meeting.
7) How I now believe that you have labeled me, and are treating me as though I am some kind of, a "corporate whistleblower", and how I believe I have now, innocently, fallen into that unenviable "corporate whistleblower" territory.
8) How I am now, rightly, apprehensive about formally proposing a proxy, because of your threats and bullying tactics thus far – not to mention your consistent habit of twisting the truth and dodging facts.

9) How it was, that your harsh treatment of me, with regard to a separate personal matter between us, had quite naturally led me to review and / or investigate how fairly and / or ethically you have behaved and / or acted with regard to some of your other business dealings; and how that review / investigation had caused me to stumble across, look further into, and finally question you about the curious timing of these very significant insider trades / sales.

10) How you have since tried to twist and dodge the facts, and have even gone so far as to insinuate and inform me - in an accusatory manner – that my questions regarding this insider trading issue are not valid or appropriate, simply because you contend (I believe for your own protection and / or purposes) that I am not posing said questions as a concerned shareholder but, rather, only because of our other separate rift *(which just also happens to involve a significant number and amount of your company's stock and options, which I had previously earned and owned as a result of being one of your former senior officers; and about the disposition of which, I have repeatedly informed you, I believe you have behaved and / or treated me unfairly - and perhaps even maliciously and unethically)*, and only for my own personal gain - something that is not at all true. After all, I have nothing to gain by asking these questions, and aside from some very heated communications between the two of us, my efforts to simply get the answers to these very valid shareholder questions have never been dependant upon anything that has anything to do with our other unfortunate rift. Certainly, I have not lost my rights as a shareholder, simply because we have been bickering about a totally separate, non-shareholder related issue. In addition, and in that regard, I shouldn't be bullied (by you) into feeling as if I have to abandon my moral obligation to my fellow shareholders, simply because this other rift had prompted me to look at your other dealings; and in doing so, caused me to stumble across these very curious insider trades - the timing of which, I believe deserves a bit of scrutiny, and a good explanation.

11) How I am unsure, now, about whether or not a proxy is even necessary, since your last letter to me was a bit confusing - in that, it seemed to indicate that you can now / are now willing to take these shareholder questions up with me at one of your regularly scheduled, or specially convened, board meetings.

12) How I am now faced with the choice and / or the moral dilemma of either: 1) filing the proxy proposal - purely out of concern for, and on behalf of, my fellow shareholders or, 2) abandoning my concerns about my fellow shareholders by "not" filing the proxy proposal - purely and simply because of my natural desire "not" (to want) to believe, that my old friends (you all) could and / or would ever trade on inside information; and because of my very human (and humane) desire, to spare and / or protect my old friends (you all) from any legal action and / or regulatory investigations which, even if they result in findings of proper behavior, tend to have the unintended effect of tarnishing reputations and also tend to prompt unscrupulous shareholders to file frivolous lawsuits.

<u>Note:</u> *The SEC's Senior Counsel understood my dilemma, but was also very quick to point out to me, that these men (you all) may not be deserving of my loyalty and in fact, may not be my friends at all; especially since you have already been so uncooperative, and had even taken the extremely unusual and drastic step of forcefully banning me from your 2003 annual meeting; and in doing so, had also intentionally defamed my character by reporting me to the police, without probable cause, based on information that you obviously knew was false, and / or trumped-up, and / or very misleading.*

Note also, that while the SEC's Senior Counsel had suggested that the timing of the trades, the comments made to me by one of the unnamed company's senior officers, and the bizarre actions made against me by said unnamed company were, indeed, enough to warrant and / or justify my questions and, perhaps, even further scrutiny, he also warned me about the inherent and / or possible (and unfortunate) perils that are often associated with being a "whistleblower". In doing so, he asked that I excuse him from giving me specific advice – unless and until I had made a decision to: 1) provide him with the specific name of the company and / or, 2) file a formal SEC complaint and / or report and / or 3) go ahead and officially submit a final request to be included in the company's proxy and form of proxy and / or 4) drop the entire issue, because the company had finally answered all of my questions, thoroughly and satisfactorily, at their annual meeting, or at one of their regularly scheduled, or specially convened, board meetings.

In any event, I ask that you please make the typo corrections to my revised / enclosed proxy proposal / request, and that you let me know if I will have to further edit said proposal to conform to the 500-word rule. Also, I ask again that you please clear up my confusion regarding the statements contained in your letter dated December 12, 2003, by letting me know, immediately, if the proposed proxy request is now (still), even necessary.

Sincerely,

Kenneth J Bowman
AF Corp Shareholder

CC: George L. Engelke, Jr., Chairman, President and CEO

Kenneth J Bowman

427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

January 4, 2004

Mr. Alan Eggleston
Secretary, Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

Re: Reformulated Shareholder Proposal – Re-Submitted For Astoria's Consideration - *Revised*
Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Shares of Astoria Financial Corp Common Stock

Shareholder Request For Proposal To Be Included In Astoria Financial Corp's
Proxy Statement and Form of Proxy
Relating To The Annual Meeting Of Shareholders To Be Held In 2004

I, Kenneth J Bowman, now the beneficial owner of 200 shares of Astoria Financial Corp Common Stock but formerly a beneficial owner of well over 100,000 shares and / or options of Astoria Financial Corp Common Stock, hereby request that I be permitted to attend Astoria Financial Corp's 2004 Annual Meeting to present a recommendation that Astoria Financial Corp's Board of Directors take action to appoint a qualified and independent person, firm, and / or government agency to determine if certain Astoria Financial Corp Directors and Executive Officers were in possession of material non-public information at the time a small group of said Directors and Executive Officers sold a very large number (approximately 400,000 shares) and a very large amount (approximately $13 million) of their own Astoria Financial Corp Common Stock / Shares, in and / or during late July and early August of 2002, which was:

3) Just a short period after Astoria's Executive Officers had hosted a July 18, 2002 Investor / Analyst Conference in which / during which they had made extremely optimistic statements, and had answered very detailed questions, about Astoria Financial Corp's 2002 earnings; and in which / during which certain Astoria Financial Corp Executive Officers strongly and emphatically reaffirmed and / or reassured said Analysts (and listeners) about their very positive outlook regarding Astoria Financial Corp's anticipated 2002 earnings; and in which / during which said Executive Officers enthusiastically endorsed and / or reaffirmed the then "street" / "consensus" estimates regarding Astoria Financial Corp's Anticipated 2002 Quarterly and Annual Earnings; and in which / during which said Executive Officers also strongly declared their certainty regarding the accuracy and dependability of certain projections and / or statements made about the level and / or amount of certain, very material, 2002 Quarterly and Annual Expense items and / or entries and,
4) Just a short period before a very significant drop in Astoria Financial Corp's share price, which was thought to be the result of a surprising and very unexpected Astoria Financial Corp Press Release, on September 10, 2002, in which Astoria Financial Corp suddenly and totally unexpectedly announced a very negative reduction and / or a significant downward adjustment to Astoria Financial Corp's earlier Quarterly and Annual Anticipated Earnings, which certain Executive Officers of Astoria Financial Corp had just recently, and so strongly, emphatically, and enthusiastically reaffirmed and / or endorsed, *at* and after the July 18, 2002 Investor / Analyst Conference.

Let it be known, that I, Kenneth J Bowman, have been threatened and essentially harassed by Astoria Financial Corp's Board of Directors and its Executive Officers for reasons related to questions I've posed to them regarding the topic of the above proposal, and that I now believe I am being treated as though I am a "whistleblower". Let it also be known that I am in possession of a surprising and stunning statement, made by one of Astoria Financial Corp's current Senior Officers which essentially confirms, that materially negative, non-public information was and / or probably was available to "insiders", well before Astoria Financial Corp's September 10, 2002 Press Release, and maybe even as early as July 18, 2002, the date of the Investor / Analyst's Conference. In that regard, let it also be known that I was prevented, last May, from asking questions relating to the above proposal, because Astoria Financial Corp's Board Members and Executive Officers, suddenly and unexpectedly, barred me from attending Astoria Financial Corp's 2003 Annual Meeting. Let it also be known that until February 2000, I was a very successful, long-time, senior executive of Astoria Financial Corp. Let it also be known that although I left Astoria Financial Corp on good terms in February 2000, I have been trying ever since, but unsuccessfully, to meet with Astoria's Board of Director's and / or their Executive Officers regarding an unrelated issue, which just also happens to involve a significant amount of Astoria Financial Corp stock. Note that it was, indeed, this unresolved and unrelated issue, which also, and quite naturally and innocently, led me to look into Astoria's dealings / behavior in other areas, and given the seriousness of my findings, to question Astoria's Board and Executive Officers about the curious timing of the sale of such a large number and amount of their own Astoria Financial Corp shares. Let it also be known that Astoria Financial Corp's Board of Director's and / or Executive Officers have repeatedly refused to meet with me regarding the above requested proposal / questions / request, and that they have also informed me, that they reserve the right to apply to the SEC to seek and / or argue for the exclusion of the above proposal / questions / request, from their 2004 proxy statement and form. Finally, let it also be known that if Astoria Financial Corp exercises its right to seek exclusion of this proposal from the 2004 proxy statement and form, but is not successful in convincing the SEC that they can exclude it, I fully expect that Astoria Financial Corp's Board of Directors and Executive Officers will exercise their right to include their own comment to the proxy statement about why they believe, and recommend, that Astoria's shareholders should vote against my proposal.

Respectfully Submitted,

Kenneth J Bowman
AF Corp Shareholder

CC: George L. Engelke, Jr., Chairman, President and CEO

ADDITIONAL NOTE / DISCLAIMER
NOT FOR PROXY INCLUSION

The request, statements, questions, and proxy statement proposal posed in this mailing, and in previous letters to Astoria Financial Corp's Board and Executive Committee, including those that relate to Astoria's HMDA statistics, and particularly those about the inside information, which may or may not have been available to said Board and Executive Committee Members, at the time of their late July and early August 2002 sales / trades of Astoria Financial stock / options, are relevant, valid, and extremely appropriate. This is especially true in terms of the Board's obligations to AF Corp's shareholders, and also with regard to a shareholder's right to hold the Board, and the Executive Committee, accountable for their actions. In that regard, I fully expect that Astoria's "chair", will be able to answer each and every one of these questions – satisfactorily and in detail. However, should any requests, statements, questions or proxy statement proposals (past or present) be deemed inappropriate, I would expect Astoria Financials' Corporate Secretary to notify me with a thorough and detailed explanation, immediately.

Kenneth J Bowman
AF Corp Shareholder

CC: George L. Engelke, Chairman, President and CEO

EXHIBIT E

EXHIBIT E

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

January 23, 2004

Messrs. Thomas Donahue and Ralph Palleschi
Directors, Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

Re: Kenneth J. Bowman
2nd Revision / Draft of Request / Proposal For 2004 AF Corp Proxy Statement and Form of Proxy

Dear Messrs. Donahue and Palleschi:

Please be advised, that in accordance with my letter to you dated January 14, 2004, I have revised my 2004 AF Corp Proxy Proposal. This 2nd Revision / Draft includes a mention of the comment made to me, by one of your Senior Officers regarding Astoria's apparent, so-called, "imaginative" accounting practices. I have also revised said Proxy Proposal, to update and / or inform my fellow shareholders about the lack of substantive and / or clarifying information / answers provided by AF Corp's Executive Officers during the Specially Convened Board Meeting, which I was invited to attend (on behalf of my fellow shareholder's), on January 14, 2004. In addition, I have also revised my Proxy Proposal to include a mention about how Astoria's Executive Officers had, suddenly and finally, chosen to inform me that the NYSE had conducted a review of these subject insider trades / sales and, how I have been told, that the NYSE review did not uncover anything improper. However, the revised Proxy Proposal also explains that said NYSE review was conducted without their (the NYSE) having any knowledge of the troubling and stunning statements made to me, by one of Astoria's own senior officers, regarding the subject "insiders" apparent knowledge of materially negative, non-public information, or about how Astoria evidently practiced and / or practices, so-called, "imaginative" accounting to achieve their EPS Targets. This 2nd Revision / Draft Proxy Proposal is attached hereto, and is submitted (in Draft Form) for your review and consideration.

Please note, that as of this writing, I have yet to receive an answer to any of the questions I posed in my January 14, 2004 letter. Specifically, Astoria has yet to inform me about whether or not: 1) my Proxy Proposal will indeed be necessary, 2) my Proxy Proposal must conform to the "500-word rule", 3) there is a deadline for submitting this revised / draft Proxy Proposal (or any other subsequent drafts / revisions) and, 4) another / second Specially Convened Board Meeting will be scheduled, so that the Board (and I – on behalf of my fellow shareholders) can give AF Corp's Executive Officers another chance to finally present, complete and comprehensive, answers to all of my previously submitted shareholder questions regarding the "insider trading" issue, as well as an explanation about the related, and very troubling, "imaginative accounting" issue.

Note, that I have spent the time since our last, very disappointing, meeting and since writing my subsequent / follow-up letter, dated January 14, 2004, pouring over all that I have myself, and all that was told and / or given to me by AF Corp regarding the events that took place, and the information / data that was available (and publicly stated) before, during, and after the subject sales / trades. In that regard, I have attempted to re-analyze everything I have in the hopes that I would find something / anything that might explain away these very troubling issues. Unfortunately, I have yet to find anything that would answer my questions satisfactorily, or explain any of this away. On the contrary, and to my dismay, rather than revealing anything that would serve to clear these issues up, and / or, explain them away - when I compared / coupled my information to the statements and information provided by Mr. Eggleston at our January 14, 2004 meeting – I have found / concluded that, this (my) second review / analysis has revealed that there is even more documented evidence to support the very troubling types of things and / or questions, I had initially been concerned about.

Unfortunately, my latest review / analysis has provided too many, new, concerns to cover and / or explain here, in this one letter, but if I may, I would like to make an attempt to give you / explain, at least one example of what else my latest analysis has uncovered / revealed. Specifically, I believe that there is a direct and unexplainable conflict / difference between: 1) one of Mr. Eggleston's, January 14, 2004 Special Board Meeting statements and, 2) one of Mr. Engelke's, July 18, 2002 Investor /Analyst Conference statements.

Specifically, on January 14, 2004, Mr. Eggleston insisted that none of AF Corp's Executive Officers had any knowledge, expectation, and / or indication – either early on, prior to, and / or during the better part of, and / or the end of (before September 10, 2002) the 3rd quarter of 2002 - that interest rates would remain low. In support of his claim, Mr. Eggleston distributed information / data to the meeting attendees which, he insisted, was "proof-positive" that – during the time (the better part of the 3rd quarter of 2002) - the Executive Officers had, only and always, thought, known, claimed, stated, believed, and indicated that interest rates were expected to rise.

Nevertheless, I believe, that a transcript of a statement, made by Mr. Engelke on July 18, 2002, is (in fact) "proof-positive", that Mr. Eggleston's January 14, 2004 claim / assertion - about what the Executive Officers thought, knew, claimed, stated, believed and / or had expected – was completely, incorrect. Specifically - and as the transcripts of Mr. Engelke's July 18, 2002 statement / re-affirmation of / and about future interest rates and earnings read, and prove - AF Corp's Executive Officers had thought, known, claimed, believed and / or expected, the following:

"<u>NOW OUR FEW COMMENTS ON OUR OUTLOOK FOR THE REMAINDER OF **2002. AS A RESULT (E)VERY RECENT INTEREST RATE TRENDS AND FORECAST FOR A CONTINUATION OF LOW INTEREST RATES,**</u> WE EXPECT CONTINUED GROWTH IN OUR CORE BUSINESSES AND EXPECT OUR LIABILITIES COSTS WILL CONTINUE TO BENEFIT FROM THE LOWER INTEREST RATES. ACCORDINGLY WE ARE REAFFIRMING OUR EARNINGS GUIDANCE FOR 2002 TO A RANGE BETWEEN 2.95 AND $3 PER SHARE WHICH REPRESENTS 25 PERCENT GROSS IN EPS OVER 2001. EXCLUDING THE ACCOUNTING CHANGE FOR GOODWILL THE YEAR TO YEAR EPS GROWTH WOULD BE 16 PERCENT. WITH THAT I WOULD NOW LIKE TO OPEN THE LINES TO ANY QUESTIONS YOU MAY HAVE".

As further evidence that Mr. Eggleston's January 14, 2004 statement / assertion was indeed incorrect, and that Astoria's Executive Officers did, in fact, think and know and / or expect, that interest rates would <u>not</u> be going up, and as a result, they would also have (probably) known that their strongly re-affirmed EPS Target would be very difficult (if not impossible) to attain / achieve (at least under normal circumstances – via a good margin) - one only needs to refer to one of the revealing comments / statements that were made to me, by one of Astoria's own senior officers.

Hence, my concerns remain and, in fact, have grown to be even more disturbing then they were, prior to our meeting on January 14, 2004. Indeed, and as I said in my January 14, 2004 follow-up letter – the information / data that was provided by Mr. Eggleston at the Specially Convened Board Meeting, had only added fuel to the fire, and it had done nothing to answer my questions and / or to explain these troubling shareholder issues, away.

Please call and / or write me, with regard to your plans, in terms of addressing these very serious shareholder issues, immediately. Also, please let me know whether or not you have decided if Mr. Eggleston will remain involved with this, or if I should now (continue to) address all of my letters, regarding these issues, to you instead.

Sincerely,

Kenneth J Bowman

Kenneth J Bowman
AF Corp Shareholder

CC: George L. Engelke, Jr., AF Corp Chairman, President and CEO
Alan Eggleston, AF Corp Secretary
Frank Fusco, AF Corp Treasurer

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

January 23, 2004

Messrs. Thomas Donahue and Ralph Palleschi, Directors
Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

And to: Mr. Alan Eggleston
AF Corp, Secretary

Re: Reformulated Shareholder Proposal – Re-Submitted For Astoria's Consideration – Draft/2nd Revision
Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Shares of Astoria Financial Corp Common Stock

Shareholder Request For Proposal To Be Included In Astoria Financial Corp's Proxy Statement and Form of Proxy Relating To The Annual Meeting Of Shareholders To Be Held In 2004

I, Kenneth J Bowman, now the beneficial owner of 200 shares of Astoria Financial Corp Common Stock but formerly a beneficial owner of well over 100,000 shares and / or options of Astoria Financial Corp Common Stock, hereby request that I be permitted to attend Astoria Financial Corp's 2004 Annual Meeting to present a recommendation that Astoria Financial Corp's Board of Directors take action to appoint a qualified and independent person, firm, and / or government agency to determine if certain Astoria Financial Corp Directors and Executive Officers were in possession of materially negative, non-public information at the time a small group of said Directors and Executive Officers sold a very large number (approximately 400,000 shares) and a very large amount (approximately $13 million) of their own Astoria Financial Corp Common Stock / Shares, in and / or during late July and early August of 2002, which was:

1) **Just a short period after Astoria's Executive Officers had hosted a July 18, 2002 Investor / Analyst Conference in which / during which they had made extremely optimistic statements, and had answered very detailed questions, about Astoria Financial Corp's 2002 earnings; and in which / during which certain Astoria Financial Corp Executive Officers strongly and emphatically reaffirmed and / or reassured said Analysts (and listeners) about their very positive outlook regarding Astoria Financial Corp's anticipated 2002 earnings; and in which / during which said Executive Officers enthusiastically endorsed and / or reaffirmed the then "street" / "consensus" estimates regarding Astoria Financial Corp's Anticipated 2002 Quarterly and Annual Earnings; and in which / during which said Executive Officers also strongly declared their certainty regarding the accuracy and dependability of certain projections and / or statements made about the level and / or amount of certain, very material, 2002 Quarterly and Annual Expense items and / or entries and,**
2) **Just a short period before a very significant drop in Astoria Financial Corp's share price, which was thought to be the result of a surprising and very unexpected Astoria Financial Corp Press Release, on September 10, 2002, in which Astoria Financial Corp suddenly and totally unexpectedly announced a very negative reduction and / or a significant downward adjustment to Astoria Financial Corp's earlier Quarterly and Annual Anticipated Earnings, which certain Executive Officers of Astoria Financial Corp had just recently, and so strongly, emphatically, and enthusiastically reaffirmed and / or endorsed at, and after, their July 18, 2002 Investor / Analyst Conference.**

Let it be known, that I, Kenneth J Bowman, have repeatedly been threatened and essentially harassed by Astoria Financial Corp's Board of Directors and its Executive Officers for reasons that relate to the sensitive questions I've posed to them, regarding the topic of the above proposal, and as a result, I now believe that I am being treated as though I am a "whistleblower". In that regard, let it also be known that I was prevented, last May, from asking questions relating to the above proposal, because Astoria Financial Corp's Board Members and Executive Officers, suddenly, unexpectedly, and forcefully barred me from attending Astoria Financial Corp's 2003 Annual Meeting. Let it also be known that I am in possession of a very troubling, surprising, and stunning statement, made to me by one of Astoria Financial Corp's current Senior Officers, which essentially confirms, that materially negative, non-public information was and / or probably was available to "insiders", well before Astoria Financial Corp's September 10, 2002 Press Release, and maybe even as early as July 18, 2002, the date of the Investor / Analyst Conference – which was prior to the above mentioned "insider" sales. Let it also be known, that I am in possession of another very troubling, surprising, and stunning statement, made to me by one of Astoria Financial Corp's current Senior Officers, which essentially confirms, and / or which also indicates, that Astoria Financial Corp evidently has practiced and / or does practice, what said Astoria Financial Corp's Senior Officer called - "imaginative" accounting – which, I was led to believe, was practiced, just to achieve their EPS Targets. Let it also be known that until February 2000, I was a very successful, long-time, senior officer / executive of Astoria Financial Corp. Let it also be known that although I left Astoria Financial Corp on good terms, in February 2000, I have been trying ever since, but unsuccessfully, to meet with Astoria's Board of Director's and / or their Executive Officers regarding an unrelated issue, which just also happens to involve a significant amount of Astoria Financial Corp stock. Note that it was, indeed, this unresolved and unrelated issue, which also, and quite naturally, led me to look into Astoria Financial Corp's dealings / behavior / ethics in other areas and -- given the seriousness of my findings – which then prompted me, to question Astoria Financial Corp's Board and Executive Officers about the curious timing of some of their own "insider" sales which, included and / or represented such a significant number and amount of their own Astoria Financial Corp shares. Let it also be known, that Astoria Financial Corp's Board of Director's and / or Executive Officers had repeatedly refused to meet with me regarding the above requested proposal and underlying questions, and that they only and finally did so on January 14, 2004, at a Specially Convened Astoria Financial Corp Board Meeting which, I was invited to attend, on behalf of my fellow shareholders. Let it also be known, that upon entry to Astoria Financial Corp's offices on January 14, 2004, and as a pre-condition to my attendance at said Specially Convened Astoria Financial Corp Board Meeting, I was forced to comply with an unwarranted and humiliating physical search of my person and belongings, and that I have been repeatedly told - without having been provided with any known cause and / or justification - that Astoria Financial Corp considers me, a "physical threat". Let it also be known that during said January 14, 2004 Specially Convened Board Meeting, none of my underlying, previously submitted shareholder questions, regarding this issue, were ever specifically answered, or even addressed. Let it also be known that the Astoria Financial Corp Board Members who attended said January 14, 2004 Specially Convened Board Meeting arrived (and / or listened in) almost completely unprepared; apparently because, Astoria Financial Corp's Executive Officers had not provided them with the envelope that contained both my proxy proposal and my underlying questions which, together, explained / supported my shareholder concerns. Let it also be known that it was not until the very end of the January 14, 2004 Specially Convened Board Meeting, that Astoria Financial Corp's Board and Executive Officers, chose to, finally and suddenly, inform me that the subject insider trades had been reviewed by the New York Stock Exchange (NYSE), and that their review had not uncovered anything that was improper. Nevertheless, let it also be known that at this writing, and at the time of their review of these subject insider trades, the NYSE had (and has) absolutely no knowledge of the troubling, surprising, and stunning statements that have been made / revealed to me, by one of Astoria Financial Corp's own senior officers regarding: 1) the materially negative, non-public information that was / probably was available to the subject "insiders" before, during, and after the time of these significant insider trades / sales, or regarding, 2) the, so-called, "imaginative" accounting Astoria Financial Corp evidently practiced and / or practices to achieve their EPS Targets. Let it also be known that Astoria Financial Corp's Board and Executive Officers have informed me, that they reserve their right to apply to the SEC to seek and / or argue for the exclusion of this proxy proposal from their 2004 proxy statement and form of proxy. Finally, let it also be known that if Astoria Financial Corp exercises its right to seek the exclusion of this proposal from their 2004 proxy statement and form of proxy, but is not successful in convincing the SEC that said proposal "should be" excluded, I fully expect that Astoria Financial Corp's Board of Directors and Executive Officers will exercise their right to include / add their own statements / comments to the 2004 proxy statement, to explain their position, and to make an attempt to convince and / or recommend, that all Astoria Financial Corp's shareholders vote against this, very important, proxy proposal.

Respectfully Submitted,
Kenneth J Bowman *Kenneth J Bowman*
AF Corp Shareholder

CC: George L. Engelke, Jr., AF Corp, Chairman, President and CEO
Frank Fusco, AF Corp, Treasurer

ADDITIONAL NOTE / DISCLAIMER
NOT FOR PROXY INCLUSION

The request, statements, questions, and (revised) proxy statement / proposal posed in this mailing, and / or contained in previous mailings, letters, and / or meetings, etc to Astoria Financial Corp's Board and Executive Officers, including those that relate to Astoria's HMDA statistics, lending practices, hiring practices, accounting practices, and particularly those about the materially negative, non-public "inside" information, which may or may not have been available to said Board and Executive Officers, at the time of their late July and early August 2002 sales / trades of Astoria Financial Corp stock / options, are relevant, valid, and extremely appropriate. This is especially true in terms of the Board's obligations to Astoria Financial Corp's shareholders, and also with regard to a (any) shareholder's right, to hold the Board, and its Executive Officers, accountable for their actions. In that regard, I fully expect that Astoria's Board / "chair" / Executive Officers, will be able to answer each and every one of these questions and to explain all of their actions – satisfactorily and in detail. However, should any requests, statements, comments, questions or proxy statement / proposal (past or present) be deemed inappropriate, I would expect AF Corp's Corporate Secretary and / or its Board, to notify me with a thorough and detailed explanation, immediately.

Kenneth J Bowman 1/23/04
Kenneth J Bowman
AF Corp Shareholder

CC: George L. Engelke, Chairman, President and CEO
Thomas Donahue, AF Corp, Director
Ralph Palleschi, AF Corp, Director
Alan Eggleston, AF Corp, Secretary
Frank Fusco, AF Corp Treasurer

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
Temporary Address:
38 Terrace Circle, Apt 1B
Great Neck, New York 11021
516-482-3987

RECEIVED
2004 MAR 23 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 20, 2004

CONFIDENTIAL

U.S. Securities and Exchange Commission
Ms. Grace Lee, Senior Counsel
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Astoria Financial Corporation
Commission File No. 0-22228
Omission of Shareholder Proposal – Rule 14a-8

Dear Ms. Lee:

Thank you for taking my telephone call yesterday afternoon. Given the content of our conversation and my significant concerns about Astoria Financial Corp's frequent and continuous attempts to threaten, bully, disparage, and defame me over the last year regarding this very serious and very valid shareholder issue, I have decided to protect myself and my family from any of Astoria Financial Corp's possible further harassment. In that regard, **I hereby authorize you and the U.S. Securities and Exchange Commission to withdraw my ("Draft") Proxy Proposal (attached) from Astoria Financial Corp's proxy materials for it's 2004 annual meeting,** so that Astoria Financial Corp. may be granted the Omission / Exclusion they requested via their attorney's, Thacher Proffitt & Woods, in a request dated January 28, 2004.

Let it be known that I am only withdrawing said request for my Proxy Proposal because of the following:

1) I believe that Astoria Financial Corp's treatment of me and behavior regarding this shareholder issue and my shareholder questions has been bizarre, unexplainable, and threatening, and given the seriousness of this issue, I believe that going ahead with the Proxy Proposal will put my family and I in harms way. Specifically, my family and I have been truly frightened by their actions thus far and as a result, we consider them (Astoria Financial Corp) to be a possible physical threat to our safety and well-being.
2) I believe that if the SEC rules in favor of "inclusion", Astoria Financial Corp. will again take the opportunity to publicly discredit me, and will again write things to wrongfully defame my character and good reputation within the confines of their Proxy Statement comments and / or recommendation to AF Corp's Shareholders, which I assume would advise AF Corp's Shareholders to vote against my proposal. I have every reason to believe this will be the case, and to again fear being wrongfully defamed and publicly humiliated because Astoria Financial Corp has already done this to me several times in the past regarding this issue, and most recently - twice again - within the last two letters they have sent to you (the SEC) regarding their request for Omission / Exclusion.
3) I believe that if I do not withdraw this Proxy Proposal, Astoria Financial Corp will carry through with their past threats to file (frivolous) lawsuits against me and my family, in retaliation for my worthy attempts to ask these very valid shareholder questions or for this request for Astoria's Board to take action with regard to conducting an independent investigation regarding the timing of these very significant insider trades, and about what I was told, by one of their own senior officers, was "imaginative accounting practices".
4) I believe that allowing "inclusion" of my Proxy Proposal and allowing this issue to be made public, would result in an unintended but significant negative impact on the value of Astoria Financial Corp's share price. As a result, I believe as I always have, that "inclusion" would only have the effect of shooting the very shareholders I am trying to protect – in the foot. As such, making this investigation public would not be

in the best interests of the shareholders – especially if the investigation reveals that these insider trades, and the so called "imaginative accounting practices" I was told about, were indeed all proper – as I have always hoped they were, but could never get any straight and / or substantive answers on, from Astoria Financial Corp's Board and / or Executive Management.

Let it also be known:

1) That I believe Astoria's latest letter to the SEC, dated March 16, 2004 (via their attorneys – Thacher Proffitt & Woods), is unfortunately another one of their attempts to disparage me and my good character. In doing so, the focus has been shifted to me and away from the heart of the manner - which is, Astoria's inability and / or unwillingness to satisfactorily answer any detailed questions about the curious timing of these enormous insider trades, or to provide any substantive explanation about their own senior officer's revelation, regarding what I was told was Astoria's "imaginative accounting practices"
2) That I believe Astoria Financial Corp. would continue to wrongfully co-mingle and confuse this very serious and valid shareholder issue, as well as my underlying questions and Proxy Proposal (for there own purposes and interests), with an entirely separate personal issue that exists between Astoria Financial Corp and myself.
3) That I am in possession of a significant amount of information and documentation regarding this matter that has yet to be reviewed or substantively explained away, by anyone.
4) That, if asked (and only if asked), I would provide all of said information and documentation for further investigation and / or review.
5) That said information and documentation includes several letters, e-mails, a very sophisticated financial analysis (which contains most of the detailed questions), minutes to a Specially Convened January 14, 2004 AF Corp. Board Meeting which I attended, transcripts and / or tapes I have of very revealing statements made to me by at least one of Astoria Financial Corp's Senior Officers, etc., etc., etc....

In that regard, and in the interest of setting the record straight and clearing my good name, in terms of the harsh, bizarre, and unexplainable manner Astoria Financial Corp has characterized and treated me regarding this shareholder issue thus far - if asked, I would send you copies of the above referenced documents. I think they speak for themselves, and I think they accurately illustrate some of what my family and I have been put through, simply for trying to do the "right thing". In my opinion, Astoria has done everything and anything possible to bully me away, and to mix and match the facts, all (I think) to avoid having to give me any substantive answers to these very valid shareholder questions. In my opinion, they are now proceeding with that same strategy, in terms of the things they have written and selectively chosen to include (and more importantly, selectively chosen to exclude) in their letters to the SEC, regarding their request for Omission.

Given the serious nature of this letter and attachments, **I respectfully request that this letter and all the documentation attached hereto, be treated as non-public and confidential pursuant to the Freedom of Information Act**, 5 U.S.C. 552, and the applicable Commission regulations, and that none of the contents of this correspondence be published or made available to any person. In accordance with Title 17, Code of Federal Regulations, Section 200.83 and other applicable laws and regulations, I also request that all of the contents of this correspondence (this letter and attachments) from me, be kept in a non-public file, and that only Commission staff have access to any of it. I make this request for exemption from disclosure under the Freedom of Information Act pursuant to C.F.R. 200.80(b)(6) because such disclosure would constitute an unwarranted invasion of personal privacy, and **because any public disclosure of this information might prompt Astoria Financial Corp to seek retribution and / or retaliation against me, and my family.**

Please call me and / or inform me in writing of your decision regarding this issue at the above referenced telephone number and / or at my above referenced temporary address in Great Neck, New York.

Sincerely,

Kenneth J. Bowman

Kenneth J. Bowman
AF Corp Shareholder

CC: Alan Eggleston,
AF Corp Secretary

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

January 23, 2004

Messrs. Thomas Donohue and Ralph Palleschi, Directors
Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

And to: Mr. Alan Eggleston
AF Corp, Secretary

Re: Reformulated Shareholder Proposal – Re-Submitted For Astoria's Consideration – ***Draft/2nd Revision***
Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Shares of Astoria Financial Corp Common Stock

Shareholder Request For Proposal To Be Included In Astoria Financial Corp's Proxy Statement and Form of Proxy Relating To The Annual Meeting Of Shareholders To Be Held In 2004

I, Kenneth J Bowman, now the beneficial owner of 200 shares of Astoria Financial Corp Common Stock but formerly a beneficial owner of well over 100,000 shares and / or options of Astoria Financial Corp Common Stock, hereby request that I be permitted to attend Astoria Financial Corp's 2004 Annual Meeting to present a recommendation that Astoria Financial Corp's Board of Directors take action to appoint a qualified and independent person, firm, and / or government agency to determine if certain Astoria Financial Corp Directors and Executive Officers were in possession of materially negative, non-public information at the time a small group of said Directors and Executive Officers sold a very large number (approximately 400,000 shares) and a very large amount (approximately $13 million) of their own Astoria Financial Corp Common Stock / Shares, in and / or during late July and early August of 2002, which was:

1) **Just a short period after Astoria's Executive Officers had hosted a July 18, 2002 Investor / Analyst Conference in which / during which they had made extremely optimistic statements, and had answered very detailed questions, about Astoria Financial Corp's 2002 earnings; and in which / during which certain Astoria Financial Corp Executive Officers strongly and emphatically reaffirmed and / or reassured said Analysts (and listeners) about their very positive outlook regarding Astoria Financial Corp's anticipated 2002 earnings; and in which / during which said Executive Officers enthusiastically endorsed and / or reaffirmed the then "street" / "consensus" estimates regarding Astoria Financial Corp's Anticipated 2002 Quarterly and Annual Earnings; and in which / during which said Executive Officers also strongly declared their certainty regarding the accuracy and dependability of certain projections and / or statements made about the level and / or amount of certain, very material, 2002 Quarterly and Annual Expense items and / or entries and,**
2) **Just a short period before a very significant drop in Astoria Financial Corp's share price, which was thought to be the result of a surprising and very unexpected Astoria Financial Corp Press Release, on September 10, 2002, in which Astoria Financial Corp suddenly and totally unexpectedly announced a very negative reduction and / or a significant downward adjustment to Astoria Financial Corp's earlier Quarterly and Annual Anticipated Earnings, which certain Executive Officers of Astoria Financial Corp had just recently, and so strongly, emphatically, and enthusiastically reaffirmed and / or endorsed at, and after, their July 18, 2002 Investor / Analyst Conference.**

Let it be known, that I, Kenneth J Bowman, have repeatedly been threatened and essentially harassed by Astoria Financial Corp's Board of Directors and its Executive Officers for reasons that relate to the sensitive questions I've posed to them, regarding the topic of the above proposal, and as a result, I now believe that I am being treated as though I am a "whistleblower". In that regard, let it also be known that I was prevented, last May, from asking questions relating to the above proposal, because Astoria Financial Corp's Board Members and Executive Officers, suddenly, unexpectedly, and forcefully barred me from attending Astoria Financial Corp's 2003 Annual Meeting. Let it also be known that I am in possession of a very troubling, surprising, and stunning statement, made to me by one of Astoria Financial Corp's current Senior Officers, which essentially confirms, that materially negative, non-public information was and / or probably was available to "insiders", well before Astoria Financial Corp's September 10, 2002 Press Release, and maybe even as early as July 18, 2002, the date of the Investor / Analyst Conference – which was prior to the above mentioned "insider" sales. Let it also be known, that I am in possession of another very troubling, surprising, and stunning statement, made to me by one of Astoria Financial Corp's current Senior Officers, which essentially confirms, and / or which also indicates, that Astoria Financial Corp evidently has practiced and / or does practice, what said Astoria Financial Corp's Senior Officer called - "imaginative" accounting – which, I was led to believe, was practiced, just to achieve their EPS Targets. Let it also be known that until February 2000, I was a very successful, long-time, senior officer / executive of Astoria Financial Corp. Let it also be known that although I left Astoria Financial Corp on good terms, in February 2000, I have been trying ever since, but unsuccessfully, to meet with Astoria's Board of Director's and / or their Executive Officers regarding an unrelated issue, which just also happens to involve a significant amount of Astoria Financial Corp stock. Note that it was, indeed, this unresolved and unrelated issue, which also, and quite naturally, led me to look into Astoria Financial Corp's dealings / behavior / ethics in other areas and - given the seriousness of my findings – which then prompted me, to question Astoria Financial Corp's Board and Executive Officers about the curious timing of some of their own "insider" sales which, included and / or represented such a significant number and amount of their own Astoria Financial Corp shares. Let it also be known, that Astoria Financial Corp's Board of Director's and / or Executive Officers had repeatedly refused to meet with me regarding the above requested proposal and underlying questions, and that they only and finally did so on January 14, 2004, at a Specially Convened Astoria Financial Corp Board Meeting which, I was invited to attend, on behalf of my fellow shareholders. Let it also be known, that upon entry to Astoria Financial Corp's offices on January 14, 2004, and as a pre-condition to my attendance at said Specially Convened Astoria Financial Corp Board Meeting, I was forced to comply with an unwarranted and humiliating physical search of my person and belongings, and that I have been repeatedly told - without having been provided with any known cause and / or justification - that Astoria Financial Corp considers me, a "physical threat". Let it also be known that during said January 14, 2004 Specially Convened Board Meeting, none of my underlying, previously submitted shareholder questions, regarding this issue, were ever specifically answered, or even addressed. Let it also be known that the Astoria Financial Corp Board Members who attended said January 14, 2004 Specially Convened Board Meeting arrived (and / or listened in) almost completely unprepared; apparently because, Astoria Financial Corp's Executive Officers had not provided them with the envelope that contained both my proxy proposal and my underlying questions which, together, explained / supported my shareholder concerns. Let it also be known that it was not until the very end of the January 14, 2004 Specially Convened Board Meeting, that Astoria Financial Corp's Board and Executive Officers, chose to, finally and suddenly, inform me that the subject insider trades had been reviewed by the New York Stock Exchange (NYSE), and that their review had not uncovered anything that was improper. Nevertheless, let it also be known that at this writing, and at the time of their review of these subject insider trades, the NYSE had (and has) absolutely no knowledge of the troubling, surprising, and stunning statements that have been made / revealed to me, by one of Astoria Financial Corp's own senior officers regarding: 1) the materially negative, non-public information that was / probably was available to the subject "insiders" before, during, and after the time of these significant insider trades / sales, or regarding, 2) the, so-called, "imaginative" accounting Astoria Financial Corp evidently practiced and / or practices to achieve their EPS Targets. Let it also be known that Astoria Financial Corp's Board and Executive Officers have informed me, that they reserve their right to apply to the SEC to seek and / or argue for the exclusion of this proxy proposal from their 2004 proxy statement and form of proxy. Finally, let it also be known that if Astoria Financial Corp exercises its right to seek the exclusion of this proposal from their 2004 proxy statement and form of proxy, but is not successful in convincing the SEC that said proposal "should be" excluded, I fully expect that Astoria Financial Corp's Board of Directors and Executive Officers will exercise their right to include / add their own statements / comments to the 2004 proxy statement, to explain their position, and to make an attempt to convince and / or recommend, that all Astoria Financial Corp's shareholders vote against this, very important, proxy proposal.

Withdrawn 3/20/04 Kenneth J Bowman

Respectfully Submitted,
Kenneth J Bowman
AF Corp Shareholder

CC: George L. Engelke, Jr., AF Corp, Chairman, President and CEO
Frank Fusco, AF Corp, Treasurer

Thacher Proffitt

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
212.912.7400

Fax: 212.912.7751
www.tpwlaw.com

Direct Dial: 212.912.7815
razarow@tpwlaw.com

March 24, 2004

Confidential
Via Facsimile

U.S. Securities and Exchange Commission
Ms. Grace Lee
Senior Counsel
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Astoria Financial Corporation
Commission File No. 0-22228
Omission of Shareholder Proposal - Rule 14a-8

Dear Ms. Lee:

We are writing on behalf of our client, Astoria Financial Corporation, a Delaware corporation ("Astoria"), regarding our letter, dated January 28, 2004, requesting confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rules 14a-8(i)(4), 14a-8(i)(3), 14a-8(i)(10), 14a-8(i)(7) and 14a-8(d) under the Securities Exchange Act of 1934, as amended, Astoria omits the Proposal (as defined below) from its 2004 proxy materials (the "No-Action Request"). The No-Action Request was submitted in response to a proposal Astoria received from Kenneth J. Bowman, a former First Vice President of Astoria and holder of 200 shares of Astoria common stock having a value of $7,390 (the "Proponent"), for inclusion in Astoria's proxy materials for its 2004 annual meeting (the "Proposal").

We have received a copy of a letter sent by the Proponent to the Commission, dated March 20, 2004, a copy of which is attached hereto as Exhibit A, withdrawing the Proposal, and the Staff has confirmed the Proposal has been withdrawn. Therefore, because it is no longer necessary for the Commission to consider the No-Action Request, we respectfully withdraw the No-Action Request from consideration by the Commission.

Request for Confidential Treatment

Astoria respectfully requests that Exhibit A hereto be treated as nonpublic and confidential pursuant to the Freedom of Information Act, 5 U.S.C. § 552, and the applicable Commission regulations, and that Exhibit A and any information contained therein or derived therefrom not be published or made available to any person. In accordance with Title 17, Code of Federal Regulations, Section 200.83 and other applicable laws and regulations, we request that Exhibit A submitted by Astoria be kept in a non-public file, and that only Commission staff has access to it.

Should any person request an opportunity to inspect or copy Exhibit A, Astoria requests that it, via the undersigned, be notified immediately of any such request and be furnished promptly with all written materials pertaining to such request. Astoria further requests that it thereafter be notified promptly of any determinations with respect to such request and be given ten days' notice prior to any intended release.

If the Commission determines that the requested confidential treatment is not warranted with respect to Exhibit A, Astoria respectfully requests ten days' notice prior to any intended release so that it may, if it is deemed necessary or appropriate, pursue any available remedies. We request that you telephone the undersigned rather than rely upon the United States mail for such notice. We expect that we will be given an opportunity to object to such disclosure.

Exhibit A is confidential and nonpublic under the Freedom of Information Act, 5 U.S.C. §§ 552(b)(6) and applicable Commission regulations. In particular, but not to the exclusion of other grounds, Exhibit A is exempt from disclosure under the Freedom of Information Act pursuant to 17 C.F.R. §§ 200.80(b)(6). Certain information contained in Exhibit A is exempt from disclosure pursuant to 17 C.F.R. § 200.80(b)(6) because such disclosure would constitute an unwarranted invasion of personal privacy.

We are mailing a copy of this letter to the Commission's FOIA Officer in an envelope marked "FOIA Confidential Treatment Requested."

***

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (212) 912-7815 or Stephanie G. Munroe at (212) 912-7833.

Very truly yours,

Robert C. Azarow

Enclosure

cc: Freedom of Information Act Officer
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549 (without enclosure)

Alan P. Eggleston, Esq.
Astoria Financial Corporation

Mr. Kenneth J. Bowman

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
Temporary Address:
38 Terrace Circle, Apt 1B
Great Neck, New York 11021
516-482-3987

Exhibit A
Confidential

March 20, 2004

CONFIDENTIAL

U.S. Securities and Exchange Commission
Ms. Grace Lee, Senior Counsel
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Astoria Financial Corporation
Commission File No. 0-22228
Omission of Shareholder Proposal – Rule 14a-8

Dear Ms. Lee:

Thank you for taking my telephone call yesterday afternoon. Given the content of our conversation and my significant concerns about Astoria Financial Corp's frequent and continuous attempts to threaten, bully, disparage, and defame me over the last year regarding this very serious and very valid shareholder issue, I have decided to protect myself and my family from any of Astoria Financial Corp's possible further harassment. In that regard, **I hereby authorize you and the U.S. Securities and Exchange Commission to withdraw my ("Draft") Proxy Proposal (attached) from Astoria Financial Corp's proxy materials for it's 2004 annual meeting,** so that Astoria Financial Corp. may be granted the Omission / Exclusion they requested via their attorney's, Thacher Proffitt & Woods, in a request dated January 28, 2004.

Let it be known that I am only withdrawing said request for my Proxy Proposal because of the following:

1) I believe that Astoria Financial Corp's treatment of me and behavior regarding this shareholder issue and my shareholder questions has been bizarre, unexplainable, and threatening, and given the seriousness of this issue, I believe that going ahead with the Proxy Proposal will put my family and I in harms way. Specifically, my family and I have been truly frightened by their actions thus far and as a result, we consider them (Astoria Financial Corp) to be a possible physical threat to our safety and well-being.
2) I believe that if the SEC rules in favor of "inclusion", Astoria Financial Corp. will again take the opportunity to publicly discredit me, and will again write things to wrongfully defame my character and good reputation within the confines of their Proxy Statement comments and / or recommendation to AF Corp's Shareholders, which I assume would advise AF Corp's Shareholders to vote against my proposal. I have every reason to believe this will be the case, and to again fear being wrongfully defamed and publicly humiliated because Astoria Financial Corp has already done this to me several times in the past regarding this issue, and most recently - twice again - within the last two letters they have sent to you (the SEC) regarding their request for Omission / Exclusion.
3) I believe that if I do not withdraw this Proxy Proposal, Astoria Financial Corp will carry through with their past threats to file (frivolous) lawsuits against me and my family, in retaliation for my worthy attempts to ask these very valid shareholder questions or for this request for Astoria's Board to take action with regard to conducting an independent investigation regarding the timing of these very significant insider trades, and about what I was told, by one of their own senior officers, was "imaginative accounting practices".
4) I believe that allowing "inclusion" of my Proxy Proposal and allowing this issue to be made public, would result in an unintended but significant negative impact on the value of Astoria Financial Corp's share price. As a result, I believe as I always have, that "inclusion" would only have the effect of shooting the very shareholders I am trying to protect – in the foot. As such, making this investigation public would not be

in the best interests of the shareholders – especially if the investigation reveals that these insider trades, and the so called "imaginative accounting practices" I was told about, were indeed all proper – as I have always hoped they were, but could never get any straight and / or substantive answers on, from Astoria Financial Corp's Board and / or Executive Management.

Let it also be known:

1) That I believe Astoria's latest letter to the SEC, dated March 16, 2004 (via their attorneys – Thacher Proffitt & Woods), is unfortunately another one of their attempts to disparage me and my good character. In doing so, the focus has been shifted to me and away from the heart of the manner - which is, Astoria's inability and / or unwillingness to satisfactorily answer any detailed questions about the curious timing of these enormous insider trades, or to provide any substantive explanation about their own senior officer's revelation, regarding what I was told was Astoria's "imaginative accounting practices"
2) That I believe Astoria Financial Corp. would continue to wrongfully co-mingle and confuse this very serious and valid shareholder issue, as well as my underlying questions and Proxy Proposal (for there own purposes and interests), with an entirely separate personal issue that exists between Astoria Financial Corp and myself.
3) That I am in possession of a significant amount of information and documentation regarding this matter that has yet to be reviewed or substantively explained away, by anyone.
4) That, if asked (and only if asked), I would provide all of said information and documentation for further investigation and / or review.
5) That said information and documentation includes several letters, e-mails, a very sophisticated financial analysis (which contains most of the detailed questions), minutes to a Specially Convened January 14, 2004 AF Corp. Board Meeting which I attended, transcripts and / or tapes I have of very revealing statements made to me by at least one of Astoria Financial Corp's Senior Officers, etc., etc., etc....

In that regard, and in the interest of setting the record straight and clearing my good name, in terms of the harsh, bizarre, and unexplainable manner Astoria Financial Corp has characterized and treated me regarding this shareholder issue thus far - if asked, I would send you copies of the above referenced documents. I think they speak for themselves, and I think they accurately illustrate some of what my family and I have been put through, simply for trying to do the "right thing". In my opinion, Astoria has done everything and anything possible to bully me away, and to mix and match the facts, all (I think) to avoid having to give me any substantive answers to these very valid shareholder questions. In my opinion, they are now proceeding with that same strategy, in terms of the things they have written and selectively chosen to include (and more importantly, selectively chosen to exclude) in their letters to the SEC, regarding their request for Omission.

Given the serious nature of this letter and attachments, **I respectfully request that this letter and all the documentation attached hereto, be treated as non-public and confidential pursuant to the Freedom of Information Act**, 5 U.S.C. 552, and the applicable Commission regulations, and that none of the contents of this correspondence be published or made available to any person. In accordance with Title 17, Code of Federal Regulations, Section 200.83 and other applicable laws and regulations, I also request that all of the contents of this correspondence (this letter and attachments) from me, be kept in a non-public file, and that only Commission staff have access to any of it. I make this request for exemption from disclosure under the Freedom of Information Act pursuant to C.F.R. 200.80(b)(6) because such disclosure would constitute an unwarranted invasion of personal privacy, and **because any public disclosure of this information might prompt Astoria Financial Corp to seek retribution and / or retaliation against me, and my family.**

Please call me and / or inform me in writing of your decision regarding this issue at the above referenced telephone number and / or at my above referenced temporary address in Great Neck, New York.

Sincerely,

Kenneth J. Bowman
AF Corp Shareholder

CC: Alan Eggleston,
AF Corp Secretary

Kenneth J Bowman
427 Park Avenue
Munsey Park, New York 11030
516-627-5534

CONFIDENTIAL

January 23, 2004

Messrs. Thomas Donohue and Ralph Palleschi, Directors
Astoria Financial Corp
One Astoria Federal Plaza
Lake Success, New York 11042

And to: Mr. Alan Eggleston
AF Corp, Secretary

Re: Reformulated Shareholder Proposal – Re-Submitted For Astoria's Consideration – ***Draft/2nd Revision***
Kenneth J. Bowman
427 Park Avenue
Munsey Park, New York 11030
Shareholder / Beneficial Owner
200 Shares of Astoria Financial Corp Common Stock

Shareholder Request For Proposal To Be Included In Astoria Financial Corp's Proxy Statement and Form of Proxy Relating To The Annual Meeting Of Shareholders To Be Held In 2004

I, Kenneth J Bowman, now the beneficial owner of 200 shares of Astoria Financial Corp Common Stock but formerly a beneficial owner of well over 100,000 shares and / or options of Astoria Financial Corp Common Stock, hereby request that I be permitted to attend Astoria Financial Corp's 2004 Annual Meeting to present a recommendation that Astoria Financial Corp's Board of Directors take action to appoint a qualified and independent person, firm, and / or government agency to determine if certain Astoria Financial Corp Directors and Executive Officers were in possession of materially negative, non-public information at the time a small group of said Directors and Executive Officers sold a very large number (approximately 400,000 shares) and a very large amount (approximately $13 million) of their own Astoria Financial Corp Common Stock / Shares, in and / or during late July and early August of 2002, which was:

1) **Just a short period after Astoria's Executive Officers had hosted a July 18, 2002 Investor / Analyst Conference in which / during which they had made extremely optimistic statements, and had answered very detailed questions, about Astoria Financial Corp's 2002 earnings; and in which / during which certain Astoria Financial Corp Executive Officers strongly and emphatically reaffirmed and / or reassured said Analysts (and listeners) about their very positive outlook regarding Astoria Financial Corp's anticipated 2002 earnings; and in which / during which said Executive Officers enthusiastically endorsed and / or reaffirmed the then "street" / "consensus" estimates regarding Astoria Financial Corp's Anticipated 2002 Quarterly and Annual Earnings; and in which / during which said Executive Officers also strongly declared their certainty regarding the accuracy and dependability of certain projections and / or statements made about the level and / or amount of certain, very material, 2002 Quarterly and Annual Expense items and / or entries and,**
2) **Just a short period before a very significant drop in Astoria Financial Corp's share price, which was thought to be the result of a surprising and very unexpected Astoria Financial Corp Press Release, on September 10, 2002, in which Astoria Financial Corp suddenly and totally unexpectedly announced a very negative reduction and / or a significant downward adjustment to Astoria Financial Corp's earlier Quarterly and Annual Anticipated Earnings, which certain Executive Officers of Astoria Financial Corp had just recently, and so strongly, emphatically, and enthusiastically reaffirmed and / or endorsed at, and after, their July 18, 2002 Investor / Analyst Conference.**

Let it be known, that I, Kenneth J Bowman, have repeatedly been threatened and essentially harassed by Astoria Financial Corp's Board of Directors and its Executive Officers for reasons that relate to the sensitive questions I've posed to them, regarding the topic of the above proposal, and as a result, I now believe that I am being treated as though I am a "whistleblower". In that regard, let it also be known that I was prevented, last May, from asking questions relating to the above proposal, because Astoria Financial Corp's Board Members and Executive Officers, suddenly, unexpectedly, and forcefully barred me from attending Astoria Financial Corp's 2003 Annual Meeting. Let it also be known that I am in possession of a very troubling, surprising, and stunning statement, made to me by one of Astoria Financial Corp's current Senior Officers, which essentially confirms, that materially negative, non-public information was and / or probably was available to "insiders", well before Astoria Financial Corp's September 10, 2002 Press Release, and maybe even as early as July 18, 2002, the date of the Investor / Analyst Conference – which was prior to the above mentioned "insider" sales. Let it also be known, that I am in possession of another very troubling, surprising, and stunning statement, made to me by one of Astoria Financial Corp's current Senior Officers, which essentially confirms, and / or which also indicates, that Astoria Financial Corp evidently has practiced and / or does practice, what said Astoria Financial Corp's Senior Officer called - "imaginative" accounting – which, I was led to believe, was practiced, just to achieve their EPS Targets. Let it also be known that until February 2000, I was a very successful, long-time, senior officer / executive of Astoria Financial Corp. Let it also be known that although I left Astoria Financial Corp on good terms, in February 2000, I have been trying ever since, but unsuccessfully, to meet with Astoria's Board of Director's and / or their Executive Officers regarding an unrelated issue, which just also happens to involve a significant amount of Astoria Financial Corp stock. Note that it was, indeed, this unresolved and unrelated issue, which also, and quite naturally, led me to look into Astoria Financial Corp's dealings / behavior / ethics in other areas and - given the seriousness of my findings – which then prompted me, to question Astoria Financial Corp's Board and Executive Officers about the curious timing of some of their own "insider" sales which, included and / or represented such a significant number and amount of their own Astoria Financial Corp shares. Let it also be known, that Astoria Financial Corp's Board of Director's and / or Executive Officers had repeatedly refused to meet with me regarding the above requested proposal and underlying questions, and that they only and finally did so on January 14, 2004, at a Specially Convened Astoria Financial Corp Board Meeting which, I was invited to attend, on behalf of my fellow shareholders. Let it also be known, that upon entry to Astoria Financial Corp's offices on January 14, 2004, and as a pre-condition to my attendance at said Specially Convened Astoria Financial Corp Board Meeting, I was forced to comply with an unwarranted and humiliating physical search of my person and belongings, and that I have been repeatedly told - without having been provided with any known cause and / or justification - that Astoria Financial Corp considers me, a "physical threat". Let it also be known that during said January 14, 2004 Specially Convened Board Meeting, none of my underlying, previously submitted shareholder questions, regarding this issue, were ever specifically answered, or even addressed. Let it also be known that the Astoria Financial Corp Board Members who attended said January 14, 2004 Specially Convened Board Meeting arrived (and / or listened in) almost completely unprepared; apparently because, Astoria Financial Corp's Executive Officers had not provided them with the envelope that contained both my proxy proposal and my underlying questions which, together, explained / supported my shareholder concerns. Let it also be known that it was not until the very end of the January 14, 2004 Specially Convened Board Meeting, that Astoria Financial Corp's Board and Executive Officers, chose to, finally and suddenly, inform me that the subject insider trades had been reviewed by the New York Stock Exchange (NYSE), and that their review had not uncovered anything that was improper. Nevertheless, let it also be known that at this writing, and at the time of their review of these subject insider trades, the NYSE had (and has) absolutely no knowledge of the troubling, surprising, and stunning statements that have been made / revealed to me, by one of Astoria Financial Corp's own senior officers regarding: 1) the materially negative, non-public information that was / probably was available to the subject "insiders" before, during, and after the time of these significant insider trades / sales, or regarding, 2) the, so-called, "imaginative" accounting Astoria Financial Corp evidently practiced and / or practices to achieve their EPS Targets. Let it also be known that Astoria Financial Corp's Board and Executive Officers have informed me, that they reserve their right to apply to the SEC to seek and / or argue for the exclusion of this proxy proposal from their 2004 proxy statement and form of proxy. Finally, let it also be known that if Astoria Financial Corp exercises its right to seek the exclusion of this proposal from their 2004 proxy statement and form of proxy, but is not successful in convincing the SEC that said proposal "should be" excluded, I fully expect that Astoria Financial Corp's Board of Directors and Executive Officers will exercise their right to include / add their own statements / comments to the 2004 proxy statement, to explain their position, and to make an attempt to convince and / or recommend, that all Astoria Financial Corp's shareholders vote against this, very important, proxy proposal.

Withdrawn 3/20/04 Kenneth J Bowman

Respectfully Submitted,
Kenneth J Bowman
AF Corp Shareholder

CC: George L. Engelke, Jr., AF Corp, Chairman, President and CEO
Frank Fusco, AF Corp, Treasurer

Thacher Proffitt

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
212.912.7400

Fax: 212.912.7751
www.tpwlaw.com

March 24, 2004

MESSAGE TO:

Name:	Company:	Facsimile:	Phone:
Ms. Grace Lee	U.S. Securities and Exchange Commission	202.942.9525	

MESSAGE FROM:

Name:	Michael A. Jaffe
Title:	
Telephone:	212.912.7593
Fax Number:	212.912.7751

Total number of pages sent (including this cover sheet): 8

IF YOU DID NOT RECEIVE THE NUMBER OF PAGES SHOWN ABOVE, OR IF ANY COPIES ARE ILLEGIBLE, PLEASE CALL THE TELECOMMUNICATIONS OPERATOR AT: 212.912.7593

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